Exhibit 99.1

Execution Version

UNDERWRITING AGREEMENT

June 16, 2015

Goldcorp Inc.
Suite 3400 – 666 Burrard Street
Vancouver, British Columbia
V6C 2X8

and

Tahoe Resources Inc.
5310 Kietzke Lane, Suite 200
Reno, Nevada
United States 89511

The undersigned, GMP Securities L.P. (“GMP”) and BMO Nesbitt Burns Inc. (together with GMP the “Joint Book-Runners”), as co-lead underwriters and joint book-runners, and CIBC World Markets Inc., HSBC Securities (Canada) Inc., RBC Dominion Securities Inc., Scotia Capital Inc., TD Securities Inc., Citigroup Global Markets Canada Inc., Credit Suisse Securities (Canada), Inc., Goldman Sachs Canada Inc., Laurentian Bank Securities Inc., Merrill Lynch Canada Inc., Morgan Stanley Canada Ltd., Beacon Securities Limited, Canaccord Genuity Corp., Cormark Securities Inc., Dundee Securities Ltd., Macquarie Capital Markets Canada Ltd., Paradigm Capital Inc. and Raymond James Ltd. (collectively, together with the Joint Book-Runners, the “Underwriters” and each individually an “Underwriter”) understand that Goldcorp Inc. and its wholly-owned subsidiary Les Mines Opinaca Ltée (together, “Goldcorp”) proposes to sell to the Underwriters an aggregate of 58,051,692 common shares (the “Purchased Shares”) of Tahoe Resources Inc. (“Tahoe”).  Upon and subject to the terms and conditions set forth herein, the Underwriters hereby severally, and not jointly, offer to purchase from Goldcorp in the respective percentages set forth in Section 16 hereof, and Goldcorp agrees to sell to the Underwriters on an underwritten basis, all but not less than all of the Purchased Shares at a price of $17.20 (the “Purchase Price”) per Purchased Share for gross proceeds of $998,489,102 payable to Goldcorp as provided in Section 9, provided that the Underwriters may distribute the Purchased Shares: (i) in each of the provinces and territories of Canada (the “Qualifying Jurisdictions”) pursuant to the Final Prospectus (as defined below); (ii) in the United States, pursuant to the Registration Statement and the U.S. Prospectus (each, as defined below); and (iii) in accordance with the local laws of such other jurisdictions as may be reasonably requested by the Underwriters (together, the “Offering”).

Tahoe has filed under and as required by Canadian Securities Laws (as defined below) a preliminary short form prospectus with each of the Canadian Securities Regulators (as defined below) relating to the distribution of Purchased Shares, in both the English and French languages, (other than certain Documents Incorporated by Reference (as defined below) in the French Language pursuant to temporary relief obtained from the Autorité des marchés financiers from the language requirements of Section 40.1 of the Securities Act (Québec)) (such short form prospectus, including the Documents Incorporated by Reference, the “Initial Preliminary Prospectus”) and has obtained a Preliminary Receipt (as defined below) therefor. In addition, Tahoe has filed with the United States Securities and Exchange Commission (the “SEC”) a registration statement on Form F-10 (File No. 333-204956) registering the distribution of the Purchased Shares under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), and the rules and regulations of the SEC thereunder, including the English language Initial Preliminary Prospectus (with such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the applicable rules and regulations of the SEC) (such registration statement, including the exhibits and any schedules thereto, the Documents Incorporated by Reference and the documents otherwise deemed under applicable rules and regulations of the SEC to be a part thereof or included therein, the “Initial Registration Statement”).

Tahoe shall, on June 16, 2015 as soon as possible after the execution of this Agreement and on a basis acceptable to the Underwriters, acting reasonably, prepare and file under and as required by Canadian Securities Laws with each of the Canadian Securities Regulators an amended and restated Initial Preliminary Prospectus, in both the English and French languages, (other than certain Documents Incorporated by Reference in the French Language pursuant to temporary relief obtained from the Autorité des marchés financiers from the language requirements of Section 40.1 of the Securities Act (Québec)) (such short form prospectus, including the Documents Incorporated by Reference, the “Amended and Restated Preliminary Prospectus”) and all other required documents and obtain a Preliminary Receipt therefor no later than 12:00 p.m. (Vancouver time) on June 16, 2015. Tahoe shall also, immediately after the filing of the Amended and Restated Preliminary Prospectus and on a basis acceptable to the Underwriters, acting reasonably, prepare and file with the SEC a pre-effective amendment to the Initial Registration Statement, including the English language Amended and Restated Preliminary Prospectus (with such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the applicable rules and regulations of the SEC) (such amended registration statement, including the exhibits and any schedules thereto, the Documents Incorporated by Reference and the documents otherwise deemed under applicable rules and regulations of the SEC to be a part thereof or included therein, the “Amendment No. 1 to the Registration Statement”).

Tahoe shall prepare and file forthwith after clearance for the Offering has been obtained from the Financial Industry Regulatory Authority, Inc. (“FINRA”) and any comments with respect to the Amended and Restated Preliminary Prospectus have been received from, and have been resolved with, the BCSC (as defined below), and on a basis acceptable to the Underwriters, acting reasonably, and on the terms set out below, under and as required by Canadian Securities Laws with each of the Canadian Securities Regulators a (final) short form prospectus, in both the English and French languages, (such short form prospectus, including the Documents Incorporated by Reference, the “Final Prospectus”) and all other required documents, including any Document Incorporated by Reference therein that has not previously been filed, in order to qualify for distribution to the public the Purchased Shares in each of the Qualifying Jurisdictions through the Underwriters or any other investment dealer or broker registered to transact such business in the applicable Qualifying Jurisdictions contracting with the Underwriters and obtain a Final Receipt therefor no later than June 23, 2015. Tahoe shall also, immediately after the filing of the Final Prospectus and on a basis acceptable to the Underwriters, acting reasonably, file with the SEC a pre-effective amendment to the Initial Registration Statement, including the English language Final Prospectus (with such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the applicable rules and regulations of the SEC) (such amended registration statement, including the exhibits and any schedules thereto, the Documents Incorporated by Reference and the documents otherwise deemed under applicable rules and regulations of the SEC to be a part thereof or included therein, the “Amendment No. 2 to the Registration Statement”) and cause the Amendment No. 2 to the Registration Statement to become effective under the U.S. Securities Act unless it becomes effective automatically upon filing (the Initial Registration Statement, as amended at the time it becomes effective, including the exhibits and any schedules thereto, the Documents Incorporated by Reference and the documents otherwise deemed under applicable rules and regulations of the SEC to be a part thereof or included therein, the “Registration Statement”).

Tahoe has also prepared and filed with the SEC an appointment of agent for service of process upon the Corporation on Form F-X (the “Form F-X”) in conjunction with the filing of the Initial Registration Statement.

In consideration for the Underwriters’ agreement to purchase the Purchased Shares and the other services to be rendered in connection with the Offering, Goldcorp shall pay to GMP, for and on behalf of all of the

Underwriters, at the Closing Time (as defined below) a cash fee equal to 4.0% of the gross proceeds received by Goldcorp from the sale of the Purchased Shares.

INTERPRETATION

In this Agreement:

“affiliate” has the meaning given to it in NI 45-106 or in Rule 405 under the U.S. Securities Act, as the context requires;

“Agreement” means this agreement, including the schedules hereto;

“Amended and Restated Preliminary Prospectus” has the meaning given to it above;

“Amendment No. 1 to the Registration Statement” has the meaning given to it above;

“Amendment No. 2 to the Registration Statement” has the meaning given to it above;

“Applicable Securities Laws” means all laws, statutes, codes, ordinances, decrees, rules, regulations, by-laws, written policies, judicial or arbitral or administrative or ministerial or departmental or regulatory judgements, orders, decisions, rulings or awards, including general principles of common and civil law, and conditions of any grant of approval, permission, authority or license of any court, governmental entity or statutory body or regulatory body (including the NYSE or the TSX) applicable to the Offering, including the Canadian Securities Laws and the U.S. Securities Laws;

“BCBCA” means the Business Corporations Act (British Columbia), as amended, including the regulations promulgated thereunder;

“BCSC” means the British Columbia Securities Commission;

“Business Day” means any day, other than a Saturday or Sunday, on which banks in Vancouver, British Columbia and Toronto, Ontario are open for commercial banking business during normal banking hours;

“BVL” means the Lima stock exchange, Bolsa de Valores de Lima;

“Canadian Offering Documents” means each of the Preliminary Prospectus, the Final Prospectus, any Prospectus Amendment, including the Documents Incorporated by Reference and any Marketing Documents;

“Canadian Securities Laws” means all Applicable Securities Laws in each of the Qualifying Jurisdictions;

“Canadian Securities Regulators” means, collectively, the applicable securities commission or securities regulators in each of the Qualifying Jurisdictions;

“CDS” means CDS Clearing and Depository Services Inc.;

“Closing” means the completion of the sale and delivery by Goldcorp, and the purchase by the Underwriters, of the Purchased Shares pursuant to this Agreement;

“Closing Date” means June 30, 2015 or such earlier or later date as may be agreed upon by Tahoe, Goldcorp and the Underwriters, each acting reasonably;

“Closing Time” means 8:00 a.m. (Toronto time) on the Closing Date;

“Debt Instrument” means any loan, bond, debenture, promissory note or other instrument evidencing indebtedness (demand or otherwise) for borrowed money, to which Tahoe or any of its subsidiaries is a party or by which any of their property or assets are bound;

“Documents Incorporated by Reference” means all notices, financial statements, management’s discussion and analysis of financial condition and results of operations, management information circulars, annual information forms, material change reports, business acquisition reports or other documents filed by Tahoe or Rio Alto, whether before or after the date of this Agreement, that are required by Canadian Securities Laws to be incorporated by reference into the subject Prospectus or Prospectus Amendment;

“Eligible Issuer” means an issuer which meets the criteria, and has complied with the requirements, of NI 44-101 so as to allow it to offer securities using a short form prospectus;

“Experts” means the respective authors of the Technical Reports;

“FINRA” has the meaning given to it above;

“Final Prospectus” has the meaning given to it above;

“Final Receipt” means the receipt to be issued by the BCSC, as principal regulator, under NP 11-202, evidencing that a receipt has been, or is deemed to have been, issued for the Final Prospectus in each of the Qualifying Jurisdictions;

“Financial Statements” means (i) the audited consolidated financial statements of Tahoe as at and for the years ended December 31, 2014 and 2013, together with the notes thereto and the amended report of Tahoe’s Auditors thereon, (ii) the unaudited condensed consolidated interim financial statements of Tahoe as at and for the three months ended March 31, 2015 and 2014, together with the notes thereto, (iii) the audited consolidated financial statements of Rio Alto as at and for the years ended December 31, 2014 and 2013, together with the notes thereto and the report of Rio Alto’s Auditors thereon, (iv) the unaudited condensed consolidated interim financial statements of Rio Alto as at and for the three months ended March 31, 2015 and 2014, together with the notes thereto and (v) any other financial statement which may be included or incorporated by reference in the Offering Documents;

“GMP” has the meaning given to it above;

“Goldcorp” has the meaning given to it above;

“Goldcorp Matters” means any information contained in a Prospectus or any Prospectus Amendment, including any Documents Incorporated by Reference therein, relating solely to Goldcorp and/or Goldcorp’s interest in common shares of Tahoe;

“Governmental Body” means any (i) multinational, federal, provincial, state, municipal, local or other governmental or public department, court, commission, board, bureau, agency or instrumentality, domestic or foreign; (ii) any subdivision or authority of any of the foregoing; (iii) any quasi-governmental, self-regulatory organization or private body exercising any regulatory, expropriation or taxing authority under or for the account of its members or any of the above (including the NYSE and the TSX); or (iv) any arbitrator exercising jurisdiction over the affairs of the applicable Person, asset, obligation or other matter;

“Initial Preliminary Prospectus” has the meaning given to it above;

“Initial Registration Statement” has the meaning given to it above;

“IFRS” means International Financial Reporting Standards as issued by the International Accounting Standards Board, or any successor body;

“including” means including without limitation;

“Issuer Free Writing Prospectus” means an “issuer free writing prospectus” as defined in Rule 433 under the U.S. Securities Act relating to the Purchased Shares that (i) is required to be filed with the SEC by Tahoe, (ii) is a “road show that is a written communication” within the meaning of Rule 433(d)(8)(i) under the U.S. Securities Act whether or not required to be filed with the SEC or (iii) is exempt from filing pursuant to Rule 433(d)(5)(i) under the U.S. Securities Act because it contains a description of the Purchased Shares or of the Offering that does not reflect the final terms, in each case in the form filed or required to be filed with the SEC or, if not required to be filed, in the form retained in Tahoe’s records pursuant to Rule 433(g) under the U.S. Securities Act;

“Joint Book-Runners” has the meaning given to it above;

“Laws” means any and all laws, including all federal, provincial, state and local statutes, codes, ordinances, guidelines, decrees, rules, regulations and municipal by-laws and all judicial, arbitral, administrative, ministerial, departmental or regulatory judgments, and all published orders, directives, decisions and rulings of any Governmental Body, binding on or affecting the Person referred to in the context in which the term is used;

“Lien” means any encumbrance or title defect of whatever kind or nature, regardless of form, whether or not registered or registrable and whether or not consensual or arising by law (statutory or otherwise), including any mortgage, lien, charge, pledge or security interest, whether fixed or floating, or any assignment, lease, option, right of pre-emption, privilege, encumbrance, easement, servitude, right of way, restrictive covenant, right of use or any other right or claim of any kind or nature whatever which affects ownership or possession of, or title to, any interest in, or the right to use or occupy such property or assets;

“Marketing Documents” means, collectively, all (i) standard term sheets, and (ii) marketing materials (including any template version, revised template version or limited-use version thereof), and in either case provided or to be provided to a potential purchaser in connection with the distribution of the Purchased Shares;

“marketing materials” has the meaning ascribed to such term in NI 41-101;

“Material Adverse Effect” means any change, event, violation, circumstance or effect which is or is reasonably likely to (i) have a material adverse effect on the business, affairs, liabilities (absolute, accrued, contingent or otherwise), capital, operations, financial condition, properties, prospects or assets of Tahoe and its subsidiaries, taken as a whole, and whether or not arising in the ordinary course of business or (ii) result in a Prospectus or Prospectus Amendment containing a misrepresentation;

“Material Agreements” means any material contract, commitment, agreement (written or oral), joint venture instrument, lease or other document, including a license agreement to which Tahoe or any of its subsidiaries is a party or by which any of their property or assets are bound and which is material to Tahoe on a consolidated basis;

“material change” means a material change for the purposes of applicable Canadian Securities Laws, U.S. Securities Laws or, where undefined under Applicable Securities Laws, means a change in the business, operations or capital of a Person that would reasonably be expected to have a significant effect on the market price or value of its securities and includes a decision to implement such a change made by the board of directors of such Person, or, alternatively, by senior management of such Person, where they believe that confirmation of the decision by the board of directors of such Person, is probable;

“material fact” means a material fact for the purposes of applicable Canadian Securities Laws, U.S. Securities Laws or, where undefined under Applicable Securities Laws, means a fact that would reasonably be expected to have a significant effect on the market price or value of a Person’s securities;

“Material Projects” means the mineral properties described in the Offering Documents as the Escobal Mine, the La Arena Mine and the Shahuindo Project;

“Material Subsidiary” means any direct or indirect subsidiary of Tahoe through which it holds an economic interest in a Material Project;

“MI 11-102” means Multilateral Instrument 11-102 Passport System adopted by the Canadian Securities Regulators other than the Ontario Securities Commission;

“misrepresentation” means a misrepresentation for the purposes of applicable Canadian Securities Laws, U.S. Securities Laws or, where undefined under Applicable Securities Laws, means any untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to prevent a statement that is made from being false or misleading in the circumstances in which it was made;

“NI 41-101” means National Instrument 41-101 General Prospectus Requirements adopted by the Canadian Securities Regulators;

“NI 43-101” means National Instrument 43-101 Standards of Disclosure for Mineral Projects adopted by the Canadian Securities Regulators;

“NI 44-101” means National Instrument 44-101 Short Form Prospectus Distributions adopted by the Canadian Securities Regulators;

“NI 45-106” means National Instrument 45-106 Prospectus and Registration Exemptions adopted by the Canadian Securities Regulators;

“NP 11-202” means National Policy 11-202 Process for Prospectus Reviews in Multiple Jurisdictions adopted by the Canadian Securities Regulators;

“NYSE” means the New York Stock Exchange;

“Offering” means the offering and distribution of the Purchased Shares, including the public offering of the Purchased Shares in the Qualifying Jurisdictions pursuant to the Final Prospectus,

in the United States pursuant to the Registration Statement and the U.S. Final Prospectus or elsewhere as contemplated by this Agreement;

“Offering Documents” means the Canadian Offering Documents and the U.S. Offering Documents;

“Person” means an individual, partnership, limited partnership, limited liability partnership, corporation, limited liability company, unlimited liability company, joint stock company, trust, Governmental Body, unincorporated association or joint venture;

“Preliminary Prospectus” means the Initial Preliminary Prospectus, including the Documents Incorporated by Reference, in both the English and French languages, and, subsequent to the filing of the Amended and Restated Preliminary Prospectus, references to the “Preliminary Prospectus” shall mean the Initial Preliminary Prospectus, as amended by the Amended and Restated Preliminary Prospectus, including the Documents Incorporated by Reference, in both the English and French languages;

“Preliminary Receipt” means the receipt to be issued by the BCSC, as principal regulator, under NP 11-202, evidencing that a receipt has been, or is deemed to have been, issued for the Preliminary Prospectus in each of the Qualifying Jurisdictions;

“Prospectus” means the Preliminary Prospectus or the Final Prospectus, including all amendments thereto, as applicable;

“Prospectus Amendment” means any information supplemental to the Preliminary Prospectus or the Final Prospectus (including Documents Incorporated by Reference after the date of the subject Prospectus);

“provide”, in the context of sending or making available Marketing Documents to a potential purchaser of Purchased Shares, has the meaning ascribed to such term in NI 44-101;

“Purchase Price” has the meaning given to it above;

“Purchased Shares” has the meaning given to it above;

“Qualifying Jurisdictions” has the meaning given to it above;

“Registration Statement” has the meaning given to it above;

“Registration Statement Amendment” means any amendment to Amendment No. 1 to the Registration statement (other than Amendment No. 2 to the Registration Statement) and any post-effective amendment to the Registration Statement filed with the SEC during the distribution of the Purchased Shares;

“Rio Alto” means Rio Alto Mining Limited, a Canadian company with mineral interests in Peru;

“Rio Alto’s Auditors” means Grant Thornton LLP;

“SEC” means the United States Securities and Exchange Commission;

“SEDAR” means the System for Electronic Document Analysis and Retrieval, accessible through the internet at www.sedar.com;

“standard term sheet” has the meaning ascribed to such term in NI 41-101;

“subsidiary” has the meaning given to it in NI 45-106;

“Tax Act” means the Income Tax Act (Canada) and the regulations thereunder;

“Tahoe” means Tahoe Resources Inc.;

“Tahoe’s Auditors” means Deloitte LLP, Chartered Accountants, as auditor of Tahoe;

“Tahoe’s Information Record” means all information contained in any press release, material change report (excluding any confidential material change report), information circular, annual information form, financial statements or other document of Tahoe which has been publicly filed by, or on behalf of, Tahoe pursuant to Canadian Securities Laws or otherwise by or on behalf of Tahoe;

“Technical Reports” means, collectively,

(i) “Technical Report on the Shahuindo Heap Leach Project Cajabamba, Peru” prepared for Sulliden Gold Corporation Ltd. by Kappes, Cassiday & Associates and Mine Development Associates, dated November 9, 2012 with an effective date of September 26, 2012;

(ii) “La Arena Project, Peru, Technical Report (NI 43-101)” prepared by Mining Plus Peru S.A.C on behalf of Rio Alto Mining Limited dated February 27, 2015 with an effective date of December 31, 2014; and

(iii) “Escobal Mine Guatemala, NI 43-101 Feasibility Study, Southeastern Guatemala” prepared by Conrad E. Huss, P.E., Thomas L. Drielick, P.E., Daniel Roth, P.E., Paul Tietz, C.P.G., Matthew Blattman, P.E. and Jack Caldwell, P.E., prepared for Tahoe Resources Inc. dated November 5, 2014;

“template version” has the meaning ascribed to such term in NI 41-101 and includes any revised template version of marketing materials as contemplated by NI 41-101;

“Transfer Agent” means Computershare Investor Services Inc.;

“TSX” means the Toronto Stock Exchange;

“Underwriter” and “Underwriters” have the respective meanings given to them above;

“Underwriters’ Information” has the meaning given to it in Section 4(a)(i)A;

“Underwriting Fee” has the meaning given to it in Section 8;

“United States” means the United States of America, its territories and possessions, any state of the United States, and the District of Columbia;

“U.S. Amended Prospectus” means a prospectus included in any Registration Statement Amendment;

“U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as amended;

“U.S. Final Prospectus” means the Final Prospectus with such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the applicable rules and regulations of the SEC, included in the Registration Statement at the time it becomes effective, including the Documents Incorporated by Reference;

“U.S. Offering Documents” means the Initial Registration Statement, the Amendment No. 1 to the Registration Statement, the Amendment No. 2 to the Registration Statement, the Registration Statement, any Registration Statement Amendment, the U.S. Preliminary Prospectus, the U.S. Final Prospectus and any U.S. Amended Prospectus;

“U.S. Preliminary Prospectus” means the Preliminary Prospectus with such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the applicable rules and regulations of the SEC, included in the Initial Registration Statement as amended at such time, including the Documents Incorporated by Reference therein;

“U.S. Prospectus” means the U.S. Preliminary Prospectus or the U.S. Final Prospectus, including all amendments thereto, as applicable;

“U.S. Securities Act” has the meaning given to it above;

“U.S. Securities Laws” means all applicable United States securities laws, including, without limitation, the U.S. Securities Act, the U.S. Exchange Act and the rules and regulations promulgated thereunder and including the state securities laws of each of the U.S. States in which the Purchased Shares are offered and the respective rules, regulations, orders and rulings under such laws, together with applicable published policies, policy statements and notices of the securities regulatory authorities in the United States and in each of the U.S. States; and

“U.S. State” means a state of the United States.

Unless otherwise expressly provided in this Agreement, words importing only the singular number include the plural and vice versa and words importing gender include all genders. Reference to “Sections” or “Clauses” are to the appropriate section or clause of this Agreement.

Where any representation or warranty in this Agreement is expressly qualified by reference to the knowledge of Tahoe, it is deemed to refer to the actual knowledge (after due inquiry) of Kevin C. McArthur, Executive Chairman, Alex Black, Chief Executive Officer, Edie Hofmeister, Vice President Corporate Affairs and Mark Sadler, the Chief Financial Officer of Tahoe, after reasonable inquiry.  Where any representation or warranty in this Agreement is expressly qualified by reference to the knowledge of Goldcorp, it is deemed to refer to the actual knowledge (after due inquiry) of [Charles A. Jeannes], [Lindsay Hall] and [Russell Ball] of Goldcorp.

All references to dollars or “$” are to Canadian dollars unless otherwise expressed.

Where any action or step is to be taken or completed by a specified day and such day is not a Business Day in the applicable jurisdiction, then such action or step may be taken or completed on the next following Business Day.

The headings contained in this Agreement are for convenience only, and shall not affect its meaning or interpretation.

The following schedules are attached to this Agreement and are deemed to be a part of and incorporated into this Agreement:

Schedule	Title

A	Subsidiaries

B	Form of U.S. Legal Opinion

TERMS AND CONDITIONS

1.             Compliance With Securities Laws

(a)           Each of Tahoe and Goldcorp will promptly fulfil and comply with, to the reasonable satisfaction of the Underwriters, the Canadian Securities Laws and U.S. Securities Laws required to be fulfilled or complied with by them to enable the Purchased Shares to be lawfully distributed to the public in the Qualifying Jurisdictions and the United States through the Underwriters or any other investment dealers or brokers registered as such in the Qualifying Jurisdictions and the United States.

(b)           During the distribution of the Purchased Shares:

(i)            prior to such time as any marketing materials are provided to potential purchasers of Purchased Shares, a template version of any marketing materials reasonably requested to be provided by the Underwriters to any such potential purchaser shall be prepared by Tahoe, such marketing materials to comply with Canadian Securities Laws and U.S. Securities Laws and to be acceptable in form and substance to Tahoe, Goldcorp and the Underwriters, acting reasonably;

(ii)           the Joint Book-Runners shall, on behalf of the Underwriters, as contemplated by Canadian Securities Laws and U.S. Securities Laws, approve a template version reasonably acceptable to the Joint Book-Runners of any such marketing materials in writing prior to the time such marketing materials are provided to potential purchasers of Purchased Shares;

(iii)          to the extent required under Canadian Securities Laws, Tahoe shall file a template version of any such marketing materials on SEDAR as soon as reasonably practical after such marketing materials are so approved in writing and, in any event, on or before the day the marketing materials are first provided to any potential purchaser of Purchased Shares.  Any comparables (as defined in NI 41-101) and any disclosure relating to such comparables shall be removed from the template version in accordance with NI 41-101 prior to filing such template version on SEDAR (provided that if any such comparables are removed, Tahoe shall deliver a complete template version of any such marketing materials to the Canadian Securities Regulators), and Tahoe shall provide a copy of such filed template version to the Underwriters as soon as practicable following such filing; and

(iv)          following the approvals and filings set forth in items (i) to (iii) above, the Underwriters may provide a limited-use version (within the meaning of NI 41-101) of such marketing materials to potential purchasers of Purchased Shares in accordance with Canadian Securities Laws and U.S. Securities Laws.

(c)           Tahoe, Goldcorp, and the Underwriters, on a several basis, covenant and agree during the distribution of the Purchased Shares:

(i)            not to provide any potential purchaser with any marketing materials unless a template version of such materials has been filed by Tahoe with the Canadian Securities Regulators on or before the day such marketing materials are first provided to any potential purchaser;

(ii)           not to provide any potential purchaser with any materials or information in relation to the distribution of the Purchased Shares or Tahoe, other than: (A) such marketing materials that have been approved and filed in accordance with subsection (b) of this section; (B) the Preliminary Prospectus, the U.S. Preliminary Prospectus, the Final Prospectus, the U.S. Final Prospectus and the Registration Statement; (C) any standard term sheets approved in writing by Tahoe, Goldcorp and the Joint Book-Runners on behalf of the Underwriters and provided in accordance with NI 44-101; and (D) any Issuer Free Writing Prospectus approved in writing by Tahoe, Goldcorp and the Joint Book-Runners on behalf of the Underwriters; and

(iii)          that any marketing materials approved and filed in accordance with subsection (b) of this section, and any standard term sheets so approved in writing shall only be provided to potential purchasers in those jurisdictions where it is lawful for such party to do so.

(d)           The Underwriters covenant and agree to comply with Canadian Securities Laws in connection with the provision of marketing materials to potential purchasers, including:

(i)            by sending, as soon as practicable following the issuance of the Preliminary Receipt, a copy of the Preliminary Prospectus to each Person that previously received marketing materials and expressed an interest in purchasing Purchased Shares;

(ii)           by sending, together with marketing materials provided following the issuance of the Preliminary Receipt but prior to the issuance of the Final Receipt, a copy of the Preliminary Prospectus and any Prospectus Amendment; and

(iii)          by sending, together with marketing materials provided following the issuance of the Final Receipt, a copy of the Final Prospectus and any Prospectus Amendment.

2.             Distribution and Certain Obligations of the Underwriters

(a)           Tahoe and Goldcorp agree that the Underwriters will be permitted to appoint other registered dealers (or other dealers duly licenced in their respective jurisdictions) as their agents to assist in the Offering and the offer and sale of the Purchased Shares (each, a “Selling Firm”) and that the Underwriters may determine the remuneration payable to such other dealers appointed by them. Such remuneration shall be payable solely by the Underwriters. The Underwriters shall ensure that such other dealers, if any, comply with the terms of this Agreement as applicable to the Underwriters and shall be responsible for the actions of members of any Selling Firm.

(b)           Each Underwriter covenants, represents and warrants to Tahoe and Goldcorp that it will comply with the Applicable Securities Laws in connection with the Offering and the offer and sale of the Purchased Shares and that any offers or sales of the Purchased

Shares in the United States will be conducted through the Underwriters, or one or more affiliates of the Underwriters, duly registered as a broker-dealer in compliance with applicable U.S. Securities Laws and the requirements of FINRA.  Except in the Qualifying Jurisdictions and the United States, the Underwriters will not directly or indirectly solicit offers to purchase or sell the Purchased Shares so as to require registration of the offering of the Purchased Shares or the filing of a prospectus under the laws of any jurisdiction.

(c)           For the purposes of this Agreement, each of the Underwriters shall be entitled to assume that the distribution of the Purchased Shares is qualified under the Canadian Securities Laws in each of the Qualifying Jurisdictions where a receipt or similar document for the Final Prospectus shall have been obtained from the applicable Canadian Securities Regulators.

(d)           The obligations of the Underwriters under this Agreement are several, and not joint or joint and several.  No Underwriter will be liable for any act, omission, default or conduct by any other Underwriter or any Selling Firm appointed by any other Underwriter.

3.             Delivery of Documents

(a)           Deliveries on Filing

On or prior to the day of the filing of a Prospectus or Registration Statement, as applicable, Tahoe shall deliver to Goldcorp and each of the Underwriters:

(i)            a copy of such Prospectus, signed and certified as required by the Canadian Securities Laws;

(ii)           a copy of any other document required to be filed along with the Prospectus by Tahoe under the Canadian Securities Laws;

(iii)          a copy of the Initial Registration Statement, the Amendment No. 1 to the Initial Registration Statement and the Amendment No. 2 to the Initial Registration Statement, as applicable, in each case signed as required by the U.S. Securities Act and the rules and regulations of the SEC thereunder and any documents included as exhibits to any such registration statement;

(iv)          any Registration Statement Amendment required to be filed, signed as required by the U.S. Securities Act and the rules and regulations of the SEC thereunder and any documents included as exhibits to the Registration Statement Amendment; and

(v)           in respect of the filing of the Final Prospectus, one or more “long form” comfort letters from Tahoe’s Auditors and Rio Alto’s Auditors, dated the date of the Final Prospectus (with the requisite procedures to be completed by such auditors no more than two Business Days prior to the date of the Final Prospectus), addressed to the Underwriters, Goldcorp, and the directors of Tahoe in form and substance satisfactory to the Underwriters, with respect to certain financial and accounting information contained or incorporated by reference in the Final Prospectus, the U.S. Final Prospectus and the Registration Statement which letter shall be in addition to the independent auditor’s letters required to be filed with, the Final Prospectus.

(b)           Prospectus Amendments

In the event that Tahoe is required by Canadian Securities Laws or U.S. Securities Laws to prepare and file a Prospectus Amendment or Registration Statement Amendment, Tahoe shall prepare and deliver promptly to the Underwriters signed and certified copies of such Prospectus Amendment or Registration Statement Amendment in the English and French languages, as applicable. Any Prospectus Amendments or Registration Statement Amendment shall be in form and substance satisfactory to Goldcorp, the Underwriters and their respective counsel. Concurrently with the delivery of any Prospectus Amendment or Registration Statement Amendment, Tahoe shall deliver to the Underwriters and Goldcorp, with respect to such Prospectus Amendment or U.S. Amended Prospectus, included in such Registration Statement Amendment documents similar to those referred to in subsection (a) of this section.  Subject to their rights under Section 11, the Underwriters agree to deliver a copy of any Prospectus Amendment or Registration Statement Amendment to each actual or prospective purchaser of Purchased Shares from the Underwriters.

In addition to the matters set forth above in this section and in Section 7, each of Tahoe and Goldcorp shall, in good faith, discuss with the Underwriters any change, event or fact contemplated in those sections that is of a nature that there may be reasonable doubt as to whether notice should be given to the Underwriters under Section 7 and shall consult with the Underwriters with respect to the form and content of any Prospectus Amendment or Registration Statement Amendment, it being understood and agreed that no such Prospectus Amendment or Registration Statement Amendment shall be filed with any Canadian Securities Regulator or the SEC prior to being reviewed and approved by the Underwriters and their counsel.

(c)           Commercial Copies

Tahoe shall cause commercial copies of each Prospectus in the English and French languages and U.S. Prospectus to be delivered to the Underwriters and Goldcorp without charge, in such quantities and in such cities as the Underwriters and Goldcorp may reasonably request to the printer of such documents. Such delivery of a Prospectus and U.S. Prospectus shall be effected as soon as possible after filing thereof and obtaining the receipt therefor from the Canadian Securities Regulators, as applicable but, in any event, on or before 12:00 p.m. (Eastern time) on the Business Day after the date of such receipt. Such deliveries shall constitute the consent of Tahoe to the Underwriters’ use of the Prospectus and U.S. Prospectus for the distribution of: (i) the Purchased Shares in the Qualifying Jurisdictions; and (ii) the Purchased Shares in the United States, in compliance with the provisions of this Agreement, Canadian Securities Laws and U.S. Securities Laws. Tahoe shall similarly cause to be delivered commercial copies of any Prospectus Amendment or U.S. Amended Prospectus. The commercial copies of a Prospectus, U.S. Prospectus and any Prospectus Amendment or U.S. Amended Prospectus shall be identical in content to the electronically transmitted versions thereof filed with Canadian Securities Regulators through SEDAR or with the SEC, as applicable.

(d)           Press Releases

During the period commencing on the date hereof and until completion of the distribution of the Purchased Shares, each of Tahoe and Goldcorp will (i) promptly provide the Underwriters with drafts of any press release of Tahoe or Goldcorp, as the case may be, for review by the Underwriters and their counsel prior to issuance, such review to be completed in a timely manner (provided that, in the case of Goldcorp, such obligation shall only apply to press releases relating to the Offering or Tahoe), and (ii) if requested by the Joint Book-Runners, subject to applicable Laws (including U.S. Securities Laws), include a reference to the Underwriters and their role in the Offering in any press release of Tahoe or Goldcorp with respect to the Offering.

4.             Representations and Warranties

(a)           Representations as to Canadian Offering Documents

(i)            Filing of a Canadian Offering Document shall constitute a representation and warranty by Tahoe to the Underwriters and Goldcorp that as at its date and as at the date of its filing or delivery, as applicable:

A.            all information and statements (other than information and statements relating solely to the Underwriters which was provided by the Underwriters in writing specifically for use in such Canadian Offering Document (“Underwriters’ Information”), or the Goldcorp Matters) contained in such Canadian Offering Document, including, for greater certainty, all Documents Incorporated by Reference therein, are true and correct and contain no misrepresentation and constitute full, true and plain disclosure of all material facts relating to Tahoe and the Purchased Shares;

B.            no material fact (other than any Underwriters’ Information or the Goldcorp Matters) has been omitted from such Canadian Offering Document that is required to be stated in such disclosure or is necessary to make the statements contained in such disclosure not misleading in light of the circumstances under which they were provided or made; and

C.            except with respect to any Underwriters’ Information and the Goldcorp Matters, such documents comply with the requirements of Canadian Securities Laws and U.S. Securities Laws.

(ii)           Filing of a Canadian Offering Document shall constitute a representation and warranty by Goldcorp to the Underwriters that as at its date and as at the date of its filing or delivery, as applicable:

A.            all information and statements relating to the Goldcorp Matters contained in such Canadian Offering Document, including, for greater certainty, all Documents Incorporated by Reference therein, are true and correct and contain no misrepresentation; and

B.            no material fact (other than Underwriters’ Information) has been omitted from the Canadian Offering Document regarding the Goldcorp Matters that is required to be stated in such disclosure or is necessary to make the statements contained in such disclosure not misleading in light of the circumstances under which they were provided or made.

(b)           Representations, Warranties and Covenants of Tahoe

Tahoe hereby represents, warrants and covenants to and with the Underwriters and Goldcorp, and acknowledges that the Underwriters and Goldcorp are relying on the same in entering into this Agreement, that:

(i)            General Matters

A.            Tahoe (i) has been duly incorporated under the BCBCA and is up-to-date in all material corporate filings and in good standing under such Act; (ii) has all requisite corporate power and authority to carry on its business as now conducted and to own, lease and operate its properties and assets, including the Material Projects; and (iii) has all requisite corporate power and authority to enter into this Agreement and to carry out its obligations hereunder;

B.            Schedule “A” sets out each of the subsidiaries of Tahoe and the securities of such subsidiaries held directly and indirectly by Tahoe. All such securities are held free and clear of all Liens, (except as otherwise disclosed in the Prospectus and the U.S. Prospectus) and Tahoe is entitled to the full rights of beneficial ownership of all shares of its subsidiaries. All of such shares in the capital of such subsidiaries have been duly authorized and validly issued and are outstanding as fully paid shares and no Person, other than Tahoe or a subsidiary thereof, will have any right, agreement or option, present or future, contingent or absolute, or any right capable of becoming a right, agreement or option, for the purchase of any interest in any of such shares or for the issue or allotment of any unissued shares in the capital of any of such subsidiaries or any other security convertible into or exchangeable for any such shares;

C.            each of Tahoe’s subsidiaries: (i) has been duly incorporated or created in its jurisdiction of incorporation and is up-to-date in all material corporate or other filings and in good standing under the laws of such jurisdiction; and (ii) has all requisite corporate or analogous power and authority to carry on its business as now conducted and to own, lease and operate its properties and assets;

D.            no proceedings have been taken, instituted or, to the knowledge of Tahoe, are pending for the dissolution, winding-up or liquidation of Tahoe or any of its subsidiaries;

E.            Tahoe and each of its subsidiaries is conducting its business in material compliance with all applicable Laws of each jurisdiction in which its business is carried on and each is licensed, registered or qualified in all jurisdictions in which it owns, leases or operates its property or carries on business to enable its business to be carried on as now conducted and its property and assets to be owned, leased and operated and all such licenses, registrations and qualifications are valid, subsisting and in good standing and it has not received a notice of non-compliance, nor knows of, nor has reasonable grounds to know of, any facts that could give rise to a notice of non-compliance with any such Laws which could have a Material Adverse Effect, and all such licenses, registrations and qualifications are valid, subsisting and in good standing;

F.             the execution and delivery of this Agreement and the performance by Tahoe of its obligations hereunder and the transactions contemplated hereby, have been duly authorized by all necessary corporate action of

Tahoe, and this Agreement has been executed and delivered by Tahoe and constitutes a valid and binding obligation of Tahoe, enforceable against Tahoe in accordance with its terms; provided that enforcement thereof may be limited by laws affecting creditors’ rights generally, that specific performance and other equitable remedies may only be granted in the discretion of a court of competent jurisdiction, and the provisions relating to indemnity, contribution and waiver of contribution may be unenforceable;

G.            except for any consents and approvals described herein or the Offering Documents, the execution and delivery of this Agreement and the fulfilment of the terms hereof by Tahoe, and the sale and delivery of the Purchased Shares by Goldcorp, do not and will not require the consent, approval, authorization, registration or qualification of or with any Governmental Body or other third party be obtained by Tahoe;

H.            the execution and delivery of this Agreement and the fulfilment of the terms hereof by Tahoe and the sale and delivery of the Purchased Shares by Goldcorp do not and will not result in a breach of or constitute a default under, and do not and will not create a state of facts which, after notice or lapse of time or both, will result in a breach of or constitute a default under, and do not and will not conflict with the constating documents of Tahoe or any of its subsidiaries, any resolutions of the shareholders or directors (or any committee thereof) of Tahoe or any of its subsidiaries, the terms of any Debt Instrument or Material Agreement, or any Law applicable to any of them, which breach or default would have a Material Adverse Effect;

I.             Tahoe is authorized to issue an unlimited number of common shares, without par value, of which 226,939,441 common shares are issued and outstanding and 4,907,260 common share purchase options and 353,000 deferred share awards are outstanding as at the date hereof.  All of the issued and outstanding shares of Tahoe, including the Purchased Shares, are fully paid and non-assessable and have been duly and validly authorized and issued, in compliance with all applicable Laws and not in violation of or subject to any pre-emptive or similar right that entitles any Person to acquire from Tahoe any common shares of Tahoe or other security of Tahoe or any security convertible into, or exchangeable for, common shares of Tahoe or any other such security other than the pre-emptive rights of Goldcorp (or such rights have been irrevocably waived);

J.             Tahoe is not aware of any Law, or proposed Law published by a Governmental Body, which it anticipates will materially and adversely affect the business, affairs, operations, assets, liabilities (contingent or otherwise) or prospects of Tahoe and its subsidiaries, on a consolidated basis;

K.            Tahoe is in compliance in all material respects with the rules and regulations of the TSX, the NYSE and the BVL;

L.            the issued common shares of Tahoe are listed and posted for trading on the TSX, the NYSE and the BVL and no order ceasing or suspending trading in any securities of Tahoe or prohibiting the sale of the securities of Tahoe has been issued and no proceedings for such purpose are to Tahoe’s knowledge, threatened or pending;

M.           neither Tahoe nor any of its subsidiaries has taken or will take any action which would be reasonably expected to result in the delisting or suspension of the common shares of Tahoe on or from the TSX, NYSE or BVL;

N.            except as disclosed in the Prospectus and U.S. Prospectus, no Person has any agreement or option or right or privilege (whether at law, pre-emptive or contractual) capable of becoming an agreement for the purchase, subscription or issuance of, or conversion into, any unissued shares, securities, warrants or convertible obligations of any nature of Tahoe;

O.            since December 31, 2014, in respect of Tahoe and its subsidiaries, except as disclosed in the Prospectus and U.S. Prospectus:

1)                                     there has not been any material change in the assets, liabilities, obligations (absolute, accrued, contingent or otherwise), business, condition (financial or otherwise) or results of operations of Tahoe and its subsidiaries, on a consolidated basis;

2)                                     there has not been any material change in the capital stock or long-term debt of Tahoe and its subsidiaries, on a consolidated basis; and

3)                                     Tahoe and its subsidiaries have carried on their respective businesses in the ordinary course;

P.             the Financial Statements are true and correct in every material respect and present fairly and accurately the consolidated financial position and consolidated results of the operations of Tahoe and its subsidiaries (or Rio Alto and its subsidiaries in respect of the Financial Statements of Rio Alto) for the periods then ended and such financial statements have been prepared in accordance with IFRS applied on a consistent basis; the pro forma consolidated financial statements and the related notes thereto incorporated by reference in the Offering Documents present fairly the information shown therein, have been prepared in accordance with the rules of the Canadian Securities Regulators with respect to pro forma consolidated financial statements and have been properly compiled on the bases described therein, and the assumptions used in the preparation thereof are reasonable and the adjustments used therein are appropriate to give effect to the transactions and circumstances referred to therein;

Q.            there are no material off-balance sheet transactions, arrangements or obligations (including contingent obligations) of Tahoe or any of its subsidiaries with unconsolidated entities or other Persons that could reasonably be expected to have a Material Adverse Effect;

R.            Tahoe maintains a system of internal control over financial reporting (as such term is defined in Rule 13a-15(f) under the U.S. Exchange Act and Canadian Securities Laws) that complies in all material respects with the requirements of the U.S. Exchange Act and Canadian Securities Laws and has been designed by Tahoe’s principal executive officer and principal financial officer, or under their supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS in Canada, including but not limited to internal accounting controls sufficient to provide reasonable assurance that: (i) transactions are executed in accordance with management’s general or specific authorizations, (ii) transactions are recorded as necessary to permit the preparation of financial statements in conformity with IFRS and to maintain asset accountability, (iii) access to assets is permitted only in accordance with management’s general or specific authorization, and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.  Management of Tahoe assessed internal control over financial reporting of Tahoe as of December 31, 2014 and concluded internal control over financial reporting was effective as of such date.  Since the date of the most recent Financial Statements, there has been no change in Tahoe’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, Tahoe’s internal control over financial reporting.  Tahoe is not aware of any material weaknesses in its internal control over financial reporting that would be required to be disclosed under Canadian Securities Laws or U.S. Securities Laws;

S.             Tahoe maintains disclosure controls and procedures (as such term is defined in Rule 13a-15(e) under the U.S. Exchange Act and Canadian Securities Laws) that comply with the requirements of the U.S. Exchange Act and Canadian Securities Laws; such disclosure controls and procedures have been designed to ensure that information required to be disclosed by Tahoe in the reports that it files or submits under the U.S. Exchange Act and Canadian Securities Laws is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and Canadian Securities Laws. Management of Tahoe assessed the disclosure controls and procedures of Tahoe as of December 31, 2014 and concluded disclosure controls and procedures were effective as of such date;

T.            except as disclosed in the Prospectus and U.S. Prospectus, there are no material actions, proceedings or investigations (whether or not purportedly by or on behalf of Tahoe or any of its subsidiaries) or to the knowledge of Tahoe threatened or pending, against or affecting Tahoe or any of its subsidiaries at law or in equity (whether in any court, arbitration or similar tribunal) or before or by any Governmental Body;

U.            neither Tahoe nor any of its subsidiaries has any liabilities, direct or indirect, contingent or otherwise, not disclosed in the Prospectus and U.S. Prospectus which materially adversely affects Tahoe on a consolidated basis, or would reasonably be expected to have a Material

Adverse Effect. Without limiting the generality of the foregoing, neither Tahoe nor any of its subsidiaries has any material obligation or liability except as disclosed in the Prospectus and U.S. Prospectus or those arising in the ordinary course of business none of which is materially adverse to Tahoe on a consolidated basis;

V.            neither Tahoe nor any of its subsidiaries is in default or in breach in any material respect of its constating documents or resolutions of its directors (or any committee thereof) or shareholders or any Law applicable to any of them, which breach or default would have a Material Adverse Effect;

W.           all filings and fees to be made and paid by Tahoe and its subsidiaries pursuant to applicable Law have been made and paid, except where failure to do so would not have a Material Adverse Effect, and all filings to be made by Tahoe pursuant to Canadian Securities Laws, U.S. Securities Laws  or stock exchange rules have been made;

X.            except as disclosed in the Prospectus and U.S. Prospectus with respect to Goldcorp, no agreement is in force or effect which in any manner affects the voting or control of any of the securities of Tahoe or any of its subsidiaries;

Y.            Tahoe is a “reporting issuer” in each of the Qualifying Jurisdictions and is not a defaulting reporting issuer, and in particular, without limiting the foregoing, Tahoe has at all relevant times complied with its obligations to make timely disclosure of all material changes relating to it, no such disclosure has been made on a confidential basis that is still maintained on a confidential basis, and there is no material change relating to Tahoe which has occurred and with respect to which the requisite material change report has not been filed with the Canadian Securities Regulators;

Z.            the auditors who audited the Financial Statements are independent as required by Canadian Securities Laws, U.S. Securities Laws and the applicable rules and regulations adopted by the Public Company Oversight Board (United States);

AA.         there has not been any “reportable event” (within the meaning of National Instrument 51-102 Continuous Disclosure Obligations) with the present or any former auditor of Tahoe or, to the knowledge of Tahoe, with any former auditor of Rio Alto (including Rio Alto’s Auditors);

BB.         except as disclosed in the Prospectus and U.S. Prospectus, neither Tahoe nor any of its subsidiaries (i) has made any acquisition that is a “significant acquisition” within the meaning of Canadian Securities Laws in its current financial year or prior financial years in respect of which historical and/or pro forma financial statements would be required to be included or incorporated by reference into a Prospectus under applicable requirements of Canadian Securities Laws, and (ii) currently proposes to make an acquisition that has progressed to a state where a reasonable person would believe that the likelihood of the acquisition being completed is high, and that would be a “significant acquisition” within the meaning of the Canadian Securities Laws;

CC.         all material taxes (including income tax, capital tax, payroll taxes, employer health tax, workers’ compensation payments, property taxes, custom and land transfer taxes), duties, royalties, levies, imposts, assessments, deductions, charges or withholdings and all liabilities with respect thereto including any penalty and interest payable with respect thereto (collectively, “Taxes”) due and payable by Tahoe or any of its subsidiaries have been paid.  All material tax returns, declarations, remittances and filings required to be filed by Tahoe or any of its subsidiaries have been filed with all appropriate Governmental Bodies and all such returns, declarations, remittances and filings are complete and materially accurate and no material fact or facts have been omitted therefrom which would make any of them misleading. Except as disclosed in the Prospectus and U.S. Prospectus and to the knowledge of Tahoe, no examination by any Governmental Body of any tax return of Tahoe or any of its subsidiaries is currently in progress except in the ordinary course and there are no issues or disputes outstanding with any Governmental Body respecting any Taxes that have been paid, or may be payable, by Tahoe or any of its subsidiaries, in any case;

DD.         neither Tahoe nor any of its subsidiaries, nor to Tahoe’s knowledge, any other Person, is in default in any material respect in the observance or performance of any term, covenant or obligation to be performed by Tahoe, any of its subsidiaries or any such other Person, as applicable, under any Debt Instrument or Material Agreement which could have a Material Adverse Effect, and all such Debt Instruments and Material Agreements are in good standing, and no event has occurred which with notice or lapse of time or both would constitute such a material default by Tahoe, any of its subsidiaries or, to Tahoe’s knowledge, any other party;

EE.          the attributes of the common shares of Tahoe, including the Purchased Shares, conform in all material respects with the description thereof in the Prospectus and U.S. Prospectus;

FF.          Computershare Investor Services Inc. at its principal transfer office in the City of Vancouver, British Columbia has been appointed registrar and transfer agent for the common shares of Tahoe and Computershare Trust Company, Inc. is the duly appointed co-transfer agent for the common shares of Tahoe in the United States;

GG.         except as disclosed in the Prospectus and U.S. Prospectus, none of the directors or officers of Tahoe, any proposed director or officer, any known holder of more than 10 per cent of any class of shares of Tahoe, or any known associate (as such term is defined in the Securities Act (British Columbia)) or affiliate of any of the foregoing Persons, has had any material interest, direct or indirect, in any material transaction within the previous two years or any proposed material transaction which, as the case may be, materially affected, is material to or will materially affect Tahoe and its subsidiaries on a consolidated basis;

HH.                         neither Tahoe nor any of its subsidiaries is party to any material Debt Instrument or has any material loans or other indebtedness outstanding with any of its shareholders, officers, directors or employees, past or present, or any Person not dealing at arm’s length with Tahoe;

II.                                   except as described in the Prospectus and U.S. Prospectus, there are no contracts, agreements or understandings between Tahoe and any Person granting such Person the right to require Tahoe to file a registration statement under the U.S. Securities Act or to file a prospectus under Canadian Securities Laws with respect to any securities of Tahoe owned or to be owned by such Person or to require Tahoe to include such securities in the Offering. Except for options granted under the option plans, any other convertible securities issued under any of the other equity incentive plans described in the Prospectus or U.S. Prospectus, or rights relating to Goldcorp as described in the Offering Documents, the holders of outstanding shares of Tahoe are not entitled to pre-emptive or other rights to subscribe for shares;

JJ.                                   the responsibilities and composition of the audit committee of Tahoe’s board of directors comply in all material respects with the requirements of National Instrument 52-110 Audit Committees;

KK.                           Tahoe has a reasonable basis for disclosing any forward-looking information contained in the Prospectus and U.S. Prospectus;

LL.                             the assets of Tahoe and its subsidiaries, and their businesses and operations, are insured against loss or damage with responsible insurers on a basis consistent with insurance obtained by reasonably prudent participants in comparable businesses;

MM.                     Tahoe’s business, including that of its subsidiaries, as now conducted does not, and as currently proposed to be conducted will not, infringe or conflict with in any material respect any patents, trademarks, service marks, trade names, copyrights, trade secrets, licenses or other intellectual property or franchise right of any Person and no material claim has been made against Tahoe or any of its subsidiaries alleging the infringement by Tahoe or any of its subsidiaries of any patent, trademark, service mark, trade name, copyright, trade secret, license in or other intellectual property right or franchise right of any Person;

NN.                           Tahoe’s minute books provided to Canadian and U.S. counsel to the Underwriters contain copies of all constating documents and all proceedings of securityholders and directors (and committees thereof) and are complete in all material respects other than those minutes which were in draft form and those portions of the minutes where names, places and amounts were redacted for confidentiality purposes;

OO.                           Tahoe is an Eligible Issuer; and

PP.                               Tahoe is in compliance in all material respects with its obligations under all agreements between it and Goldcorp.

(ii)                                  Mining and Environmental Matters

A.                                    Tahoe, directly or through its subsidiaries, owns, controls and has legal rights to such mineral claims, licenses, concessions, rights, titles, leases and interests (collectively, the “Mining Rights”) as are materially necessary or appropriate to authorize and enable it to access each of the Material Projects and carry on the material mining activities and mineral exploration as currently being undertaken (as described in the Prospectus and U.S. Prospectus) and is not in default of such Mining Rights;

B.                                    all assessments or other work required to be performed in relation to the Mining Rights in order to maintain its interest therein, if any, have been performed to date and Tahoe and its subsidiaries have complied in all material respects with all applicable Laws in this regard as well as with regard to contractual obligations to third parties in this regard except for any non-compliance which would not, either individually or in the aggregate, have a Material Adverse Effect, and, except as disclosed in the Prospectus and U.S. Prospectus, all such Mining Rights are in good standing in all material respects;

C.                                    Tahoe, directly or through its subsidiaries, is the absolute legal and beneficial owner of, and has good and marketable title to, the Material Projects, the Mining Rights and other assets thereof free of all Liens, except as set out in the Prospectus and U.S. Prospectus and in respect of equipment leases.  Except as disclosed in the Prospectus and U.S. Prospectus, Tahoe does not know of any claim or the basis for any claim, including a claim with respect to native rights, that could adversely affect its rights to access, use, transfer or otherwise exploit the Mining Rights. Except as disclosed in the Prospectus and U.S. Prospectus, neither Tahoe nor any of its subsidiaries has any responsibility or obligation to pay any commission, royalty, licence fee or similar payment to any Person with respect to the Mining Rights;

D.                                    except as disclosed in the Prospectus and U.S. Prospectus, there are no ongoing environmental audits, evaluations, assessments, studies or tests relating to Tahoe or any of its subsidiaries except for ongoing evaluations, assessments, studies or tests conducted by or on behalf of Tahoe or a subsidiary thereof in the ordinary course;

E.                                     Tahoe and its subsidiaries are in compliance with the provisions of NI 43-101 and have filed all technical reports required thereby and all such reports comply with the requirements of NI 43-101 and remain current as at the date hereof. All scientific and technical information disclosed in the Prospectus and U.S. Prospectus: (i) is based upon information prepared, reviewed and verified by or under the supervision of a “qualified person” (as defined in NI 43-101), (ii) has been prepared and disclosed in accordance with Canadian industry standards set forth in NI 43-101 and (iii) remains true, complete and accurate in all respects as at the date hereof. Without limiting the foregoing, the Technical Reports are “current” technical reports for the purposes of NI 43-101 and no material information was withheld from the Experts for the purposes of preparing the Technical Reports;

F.                                      the information set forth in Tahoe’s Information Record relating to the estimates of mineral resources or mineral reserves: (i) is based upon information prepared, reviewed and verified by or under the supervision of a “qualified person” (as defined in NI 43-101), (ii) has been prepared and disclosed in accordance with Canadian industry standards set forth in NI 43-101, (iii) the method of estimating the minerals resources and mineral reserves has been verified by individuals with mining experience, (iv) the information upon which the estimates of mineral resources and mineral reserves was based was, at the time of delivery thereof, complete and accurate in all material respects and (v) remains true, complete and accurate in all respects as at the date hereof;

G.                                    except as disclosed in the Prospectus and U.S. Prospectus, Tahoe and its subsidiaries are in material compliance with all Laws, domestic or foreign (the “Mining and Environmental Laws”) relating to the protection of the environment, occupational health and safety, current or proposed mining, exploration or development activities, use, treatment, storage, disposal, discharge, transport or handling of any pollutants, contaminants, chemicals or industrial, toxic or hazardous wastes or substance (“Hazardous Substances”);

H.                                   other than as described in the Prospectus and U.S. Prospectus, Tahoe and its subsidiaries have the rights to use all material licenses, permits, approvals, consents, certificates, registrations and other authorizations under all applicable legislation, including Mining and Environmental Laws, (the “Permits”) necessary as at the date hereof for the operation of the businesses currently carried on by Tahoe and its subsidiaries as described in the Prospectus and U.S. Prospectus and each Permit is or will be at the time required for the operation of the business of Tahoe and its subsidiaries, valid, subsisting and in good standing and neither Tahoe nor any of its subsidiaries is in material default or breach of any Permit and, to the knowledge of Tahoe, no proceeding is pending or threatened to revoke or limit any Permit;

I.                                        neither Tahoe nor any of its subsidiaries has used, except in material compliance with all Mining and Environmental Laws and Permits, any property or facility which it owns or leases or previously owned or leased, to generate, manufacture, process, distribute, use, treat, store, dispose of, transport or handle any Hazardous Substance;

J.                                        except as disclosed in the Prospectus and U.S. Prospectus, neither Tahoe nor any of its subsidiaries has received any notice of, or been prosecuted for an offence alleging, non-compliance with any Mining and Environmental Law, nor does Tahoe have knowledge of any such notice which has been given to a prior occupant of any of the Material Projects which remains applicable to Tahoe, and neither Tahoe nor any of its subsidiaries has settled any allegation of non-compliance short of prosecution in respect of any of the Material Projects. Except as disclosed in the Prospectus and U.S. Prospectus, there are no orders or directions relating to environmental matters requiring any material work, repairs, construction or capital expenditures to be made with respect to assets of Tahoe or any of its subsidiaries, nor has Tahoe or any of its subsidiaries received notice of any of the same; and

K.                                    except as disclosed in the Prospectus and U.S. Prospectus, neither Tahoe nor any of its subsidiaries has received any notice wherein it is alleged or stated that any of them is potentially responsible for a federal, provincial, state, municipal or local clean-up site or corrective action under any Mining and Environmental Laws, and neither Tahoe nor any of its subsidiaries has received any request for information in connection with any federal, state, municipal or local inquiries as to disposal sites.

(iii)                               Employment Matters

A.                                    Each material plan for retirement, bonus, stock purchase, profit sharing, stock option, deferred compensation, severance or termination pay, insurance, medical, hospital, dental, vision care, drug, sick leave, disability, salary continuation, legal benefits, unemployment benefits, vacation, incentive or otherwise contributed to or required to be contributed to, by Tahoe or any of its subsidiaries for the benefit of any current or former director, officer, employee or consultant of Tahoe or any of its subsidiaries (each, an “Employee Plan”) has been maintained in compliance with its terms and with the requirements prescribed by any and all Laws that are applicable to such Employee Plan, in each case in all material respects and has been publicly disclosed to the extent required by Canadian Securities Laws and U.S. Securities Laws;

B.                                    all material accruals for unpaid vacation pay, premiums for unemployment insurance, health premiums, federal or state pension plan premiums, accrued wages, salaries and commissions and employee benefit plan payments have been reflected in the books and records of Tahoe and its subsidiaries;

C.                                    there is not currently, and Tahoe does not anticipate, any labour disruption with respect to the employees or consultants of Tahoe or any of its subsidiaries which is adversely affecting or could adversely affect the exploration or development plans of Tahoe or any of its subsidiaries or the carrying on of the business of Tahoe or any of its subsidiaries; and

D.                                    Tahoe and its subsidiaries are in material compliance with all applicable Laws respecting employment and employment practices, terms and conditions of employment, occupational health and safety, pay equity and wages.

(iv)                              U.S. Matters and Money Laundering and Foreign Corrupt Practices

A.                                    The operations of Tahoe and each of its subsidiaries are and have been conducted at all times in compliance with applicable financial recordkeeping and reporting requirements of the money laundering statutes of all applicable jurisdictions, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any Governmental Body (collectively, the “Money Laundering Laws”) and no action, suit or proceeding by or before any Governmental Body involving Tahoe or any of its subsidiaries with respect to Money Laundering Laws is, to the knowledge of Tahoe, pending or threatened;

B.                                    none of Tahoe, any of its subsidiaries nor, to Tahoe’s knowledge their respective officers, directors or employees or any other Person acting on behalf of any of them has taken, committed to take or been alleged to take any action which would cause Tahoe or any of its subsidiaries to be in violation of the United States Foreign Corrupt Practices Act of 1977, as amended (and the regulations promulgated thereunder), the Corruption of Foreign Public Officials Act (Canada) (and the regulations promulgated thereunder) or any applicable Law of similar effect of another jurisdiction, and to the knowledge of Tahoe no such action has been taken by any agents, representatives or other Persons acting on behalf of Tahoe or any of its subsidiaries;

C.                                    Tahoe is not required to be registered as an investment company under the Investment Company Act of 1940, as amended;

D.                                    neither Tahoe, any Subsidiary nor, to the knowledge of Tahoe, any director, officer, agent, employee, affiliate or person acting on behalf of Tahoe is currently subject to any sanctions administered by the Office of Foreign Assets Control of the U.S. Treasury Department (OFAC);

E.                                     Tahoe is a “foreign private issuer” as defined in Rule 3b-4 under the U.S. Exchange Act that meets the general eligibility requirements for the use of Form F-10 under the U.S. Securities Act, and at the time of filing the Registration Statement and any post-effective amendment thereto, at the earliest time thereafter that Tahoe or any offering participant made a bona fide offer (within the meaning of Rule 164(h)(2) under the U.S. Securities Act) of the Purchased Shares and at the date hereof, Tahoe was not and is not an “ineligible issuer”, as defined in Rule 405 under the U.S. Securities Act;

F.                                      as of the applicable effective date of the Registration Statement and any post-effective amendment thereto, the Registration Statement and any such post-effective amendment thereto will comply in all material respects with the U.S. Securities Act and the applicable rules and regulations of the SEC, and will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein not misleading; the U.S. Preliminary Prospectus complied, as of the time of filing thereof, and the U.S. Final Prospectus and any U.S. Amended Prospectus, as of the time of filing thereof, will comply, in all material respects with the applicable requirements of U.S. Securities Laws; the U.S. Preliminary Prospectus, as of the time of filing thereof, did not, and the U.S. Final Prospectus and any U.S. Amended Prospectus, as of the time of filing thereof and as of the Closing Date will not, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading; provided, however, that this representation and warranty shall not apply to any information contained in or omitted from any U.S. Offering Document in reliance upon and in conformity with information furnished in writing to Tahoe by or on behalf of any Underwriter specifically for use therein or relates to a Goldcorp Matter; and

G.                                    Tahoe (including its agents and representatives, other than the Underwriters in their capacity as such) has not prepared, used, authorized, approved or referred to and will not prepare, use, authorize, approve or refer to any Issuer Free Writing Prospectus related to the offering of the Purchased Shares that is a “written communication” (as defined in Rule 405 under the U.S. Securities Act), except in accordance with Section 1 hereof.  Each such Issuer Free Writing Prospectus complied in all material respects with the applicable U.S. Securities Laws, has been or will be (within the time period specified in Rule 433 under the U.S. Securities Act) filed in accordance with the U.S. Securities Act (to the extent required thereby) and, when taken together with the U.S. Final Prospectus, each such Issuer Free Writing Prospectus, did not, and as of the Closing Date will not, contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided, however, that this representation and warranty shall not apply to any information contained in or omitted from any Issuer Free Writing Prospectus in reliance upon and in conformity with information furnished in writing to Tahoe by or on behalf of any Underwriter specifically for use therein or that relates to a Goldcorp Matter.  Each such Issuer Free Writing Prospectus did not, does not and will not include any information that conflicted, conflicts or will conflict with the information contained in the Registration Statement or the U.S. Final Prospectus.

(c)                                  Representations, Warranties and Covenants of Goldcorp

Goldcorp hereby represents, warrants and covenants to and with the Underwriters and Tahoe, and acknowledges that the Underwriters and Tahoe are relying on the same in entering into this Agreement, that:

(i)                                     Corporate Status.

A.                                    Goldcorp Inc. (i) is existing under and governed by the Business Corporations Act (Ontario) and is up-to-date in all material corporate filings and in good standing under such Act; (ii) has all requisite corporate power and authority to carry on its business as now conducted and to own, lease and operate its properties and assets; and (iii) has all requisite corporate power and authority to enter into this Agreement and to carry out its obligations hereunder.

B.                                    Les Mines Opinaca Ltée (i) is existing under and governed by the Business Corporations Act (Canada) and is up-to-date in all material corporate filings and in good standing under such Act; (ii) has all requisite corporate power and authority to carry on its business as now conducted and to own, lease and operate its properties and assets; and (iii) has all requisite corporate power and authority to enter into this Agreement and to carry out its obligations hereunder.

(ii)                                  Authority of Goldcorp. The execution and delivery of this Agreement and the performance by Goldcorp of its obligations hereunder and the transactions contemplated hereby, have been duly authorized by all necessary corporate action of Goldcorp and this Agreement has been executed and delivered by Goldcorp and constitutes a valid and binding obligation of Goldcorp, enforceable against Goldcorp in accordance with its terms; provided that enforcement thereof may be limited by Laws affecting creditors’ rights generally, that specific performance and other equitable remedies may only be granted in the discretion of a court of competent jurisdiction, and that the provisions relating to indemnity, contribution and waiver of contribution may be unenforceable.

(iii)                               Purchased Shares.

A.                                    Goldcorp will at the Closing Time beneficially own all of the Purchased Shares and will have good and marketable title thereto, free and clear of all Liens, and Goldcorp has full legal right, power and authority to sell, assign and transfer the Purchased Shares at the Closing Time to the Underwriters without any consent of any Person which has not been obtained, and upon the delivery of such Purchased Shares and payment of the purchase price thereafter as herein contemplated, each of the Underwriters will receive good and marketable title to the Purchased Shares purchased by it from Goldcorp, free and clear of all liens;

B.                                    none of the Purchased Shares are the subject of any claim, dispute or proceeding and neither Goldcorp nor any of its affiliates is named in any proceeding and, to the knowledge of Goldcorp, there is no threatened or pending proceeding with respect to Goldcorp’s legal or beneficial interest in the Purchased Shares;

C.                                    the Purchased Shares will be acquired by the Underwriters from Goldcorp at the Closing Time free and clear of all Liens created or permitted to exist by Goldcorp;

D.                                    no Person (except the Underwriters) has any agreement, option, right or privilege (whether pre-emptive, contractual or otherwise) capable of becoming an agreement for the purchase from Goldcorp of any of the Purchased Shares;

E.                                     other than filing an amendment to its Schedule 13D and a Form 6-K, no filing with, or authorization, approval, consent, licence, order, registration, qualification or decree of, any Governmental Body is necessary or required for the performance by Goldcorp of its obligations hereunder, in connection with the offering or sale of the Purchased Shares hereunder or the consummation of the transactions contemplated by this Agreement, except such as have been made and obtained; and

F.                                      the Purchased Shares are all of the shares of Tahoe owned, directly or indirectly, by Goldcorp.

(iv)                              Prospectus. Goldcorp is not prompted to sell the Purchased Shares by any information concerning Tahoe or the Purchased Shares that is not set forth in the Prospectus and U.S. Prospectus and the description of the Purchased Shares, and Goldcorp’s interest in the Purchased Shares, in the Prospectus and U.S. Preliminary Prospectus is (and in the Final Prospectus and U.S. Final Prospectus will be) in all material respects a true, complete and accurate description of the rights, privileges, restrictions, terms and conditions attaching to such securities.

(v)                                 No Defaults. The execution and delivery of this Agreement, and the fulfilment of the terms hereof by Goldcorp do not and will not result in a breach of or default under, and do not and will not create a state of facts which, after notice or lapse of time or both, will result in a breach of or default under, and do not and will not conflict with:

1)                                     any of the provisions of the constating documents of Goldcorp or any resolutions of the directors (or any committee thereof) or shareholders of Goldcorp;

2)                                     any indenture, agreement or other instrument to which Goldcorp is a party or by which it or the Purchased Shares is contractually bound;

3)                                     any Law applicable to Goldcorp including the Canadian Securities Laws and U.S. Securities Laws; or

4)                                     any of the terms or provisions of, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) by Goldcorp under, or give rise to any right to accelerate the maturity or require the prepayment of any indebtedness under, or result in the creation or imposition of any Lien upon any property or assets of Goldcorp under, any contract, indenture, mortgage, hypothec, deed of trust, loan agreement, note, lease, license, franchise agreement, authorization, permit, certificate or other agreement or document to which Goldcorp is a party or by which it or the Purchased Shares is bound, or to which its assets or businesses is subject, which individually or in the aggregate would materially impair Goldcorp’s ability to perform the obligations contemplated in this Agreement.

(vi)                              No Claims. There is no claim, action, suit, proceeding or investigation (whether or not purportedly by or on behalf of Goldcorp) commenced or, to the knowledge of Goldcorp, threatened against, or affecting Goldcorp or any of the Purchased Shares, or to which Goldcorp is a party or to which any of the Purchased Shares is subject, at law or in equity, or before or by any Governmental Body, domestic or foreign, which is, or could reasonably be expected to, individually or in aggregate, materially impair Goldcorp’s ability to perform its obligations pursuant to or in connection with this Agreement.

(vii)                           No Cease Trade Order.  No order, ruling or determination having the effect of suspending or ceasing any trading activity by Goldcorp has been issued or made by any Canadian Securities Regulator, the SEC or exchange or any other Governmental Body and is continuing in effect and no proceedings for that purpose have been instituted or are pending or, to the knowledge of Goldcorp, are contemplated or threatened by any such authority or under Canadian Securities Laws or U.S. Securities Laws with respect to Goldcorp’s interest in the Purchased Shares.

(viii)                        Terms of this Agreement. At or before the Closing Time, Goldcorp shall have complied with and fulfilled in all material respects all of the terms and conditions of this Agreement to be complied with by it pursuant hereto.

(ix)                              Advisory Fees. Other than the Underwriters pursuant to this Agreement, there is no Person acting or purporting to act at the request of Goldcorp who is entitled to any brokerage, agency or other fiscal advisory or similar fee in connection with the Offering.

(x)                                 Tahoe Contracts.  Goldcorp is in compliance in all material respects with its obligations under all agreements between it and Tahoe.

(xi)                              OFAC.  Neither Goldcorp nor, to the knowledge of Goldcorp, any director, officer, agent, employee, affiliate or person acting on behalf of Goldcorp is currently subject to any sanctions administered by OFAC.  Goldcorp will not directly or indirectly use the proceeds of the Offering, or lend, contribute or otherwise make available such proceeds to any subsidiary, joint venture partner or other person or entity, for the purpose of financing the activities of any person currently subject to any U.S. sanctions administered by OFAC.

(xii)                           U.S. Securities Law Matters.  With respect solely to the Goldcorp Matters: (i) as of the applicable effective date of the Registration Statement and any post-effective amendment thereto, the Registration Statement and any such post-effective amendment thereto will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein not misleading; (ii) the U.S. Preliminary Prospectus, as of the time of filing thereof, did not, and the U.S. Final Prospectus and any U.S. Amended Prospectus, as of the time of filing thereof and as of the Closing Date will not, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading; and (iii) each Issuer Free Writing Prospectus, when taken together with the U.S. Final Prospectus, did not, and as of the Closing Date will not, contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

(d)                                 Survival of Representations and Warranties

All representations, warranties, covenants, indemnities and agreements of Tahoe and Goldcorp contained in this Agreement shall survive the purchase and sale of the Purchased Shares and shall continue in full force and effect for the benefit of the Underwriters, regardless of any subsequent disposition of the Purchased Shares or any investigation by or on behalf of the Underwriters with respect thereto. Without any limitation of the foregoing, the provisions contained in this Agreement in any way relating to indemnification or contribution obligations shall survive in full force and effect, indefinitely.

5.                                      Covenants

(a)                                 Tahoe covenants and agrees with the Underwriters and Goldcorp that:

(i)                                     it will advise the Underwriters and Goldcorp, promptly after receiving notice thereof, of the time when any Offering Document or Issuer Free Writing Prospectus has been filed, when the Final Receipt has been received and when the Registration Statement has become effective, and will provide evidence satisfactory to the Underwriters and Goldcorp of each such filing or effectiveness and the issuance of the Final Receipt;

(ii)                                  it will advise the Underwriters and Goldcorp, promptly after receiving notice or obtaining knowledge, of: (i) the issuance by any Canadian Securities Regulator or SEC of any order suspending or preventing the use of the Offering Documents or any Issuer Free Writing Prospectus; (ii) the suspension of the qualification of the Purchased Shares for distribution or sale in any of the Qualifying Jurisdictions or the United States; (iii) the institution or threatening of any proceeding for any of those purposes; (iv) any requests made by any Canadian Securities Regulator or the SEC for amendments or supplements to any Offering Document or any Issuer Free Writing Prospectus; or (v) any requests made by the any Canadian Securities Regulator or the SEC for additional information, and will use its best efforts to prevent the issuance of any such order and, if any such order is issued, to obtain the withdrawal of the order promptly;

(iii)                               it will use its commercially reasonable efforts to maintain its status as a “reporting issuer” (or the equivalent thereof) not in default of the requirements of the Canadian Securities Laws of each of the Qualifying Jurisdictions which have such a concept for a period of two years following the Closing Date; provided that this covenant shall not prevent Tahoe from completing any transaction which would result in Tahoe ceasing to be a “reporting issuer” so long as the holders of common shares of Tahoe receive securities of an entity which is listed on a stock exchange in Canada (or will be listed as a result or as part of such transaction) or Tahoe’s shareholders approve the transaction; and

(iv)                              prior to the filing of an Offering Document or Issuer Free Writing Prospectus, Tahoe will allow the Underwriters and Goldcorp to participate fully in the preparation of such Offering Document or Issuer Free Writing Prospectus and shall allow the Underwriters to conduct all due diligence which they may reasonably require to conduct in order to fulfil their obligations and in order to enable them to responsibly execute any certificates required to be executed by them at the end of such Offering Document.

(b)                                 Tahoe agrees that it will not issue or sell any shares of Tahoe or any securities convertible into or exchangeable for or exercisable to acquire shares of Tahoe for a period ending 90 days after the Closing Date without the prior written consent of the Joint Book-Runners, not to be unreasonably withheld, except in conjunction with: (i) the grant of securities under compensation, incentive plans or share purchase plans; (ii) the exercise of outstanding securities issued pursuant to compensation, incentive or share purchase plans; (iii) outstanding convertible securities issued by Tahoe; or (iv) any acquisitions of mining companies or mineral projects from an arm’s length third party whereby Tahoe directly or indirectly acquires shares or assets of a business.

(c)                                  As soon as practicable but in no event later than 16 months after the date of this Agreement, Tahoe will make generally available to its security holders an earnings statement or statements of Tahoe and its subsidiaries that will satisfy the provisions of Section 11(a) of the U.S. Securities Act and Rule 158 under the U.S. Securities Act.

6.                                      Completion of Distribution

The Underwriters shall after the Closing Time give prompt written notice to Tahoe when, in the opinion of the Underwriters, they have completed distribution of the Purchased Shares and shall provide related details, including the total proceeds realized in each of the Qualifying Jurisdictions and any other jurisdiction from such distribution.

7.                                      Changes

(a)                                 Material Change or Change in Material Fact During Distribution

During the period from the date of this Agreement to the later of the Closing Date and the date of completion of distribution of the Purchased Shares, each of Tahoe and Goldcorp shall promptly notify the Underwriters in writing with all particulars, of (and Tahoe shall promptly notify Goldcorp in writing of):

(i)                                     any material change (actual, anticipated, contemplated or threatened, financial or otherwise) in the business, affairs, liabilities (absolute, accrued, contingent or otherwise), capital, operations, financial condition, properties, prospects or assets of Tahoe or any of its subsidiaries;

(ii)                                 any material fact which has arisen or has been discovered and would have been required to have been stated in an Offering Document had the fact arisen or been discovered on, or prior to, the date of such document;

(iii)                             any change in any material fact (which for the purposes of this Agreement shall be deemed to include the disclosure of any previously undisclosed material fact) contained in an Offering Document, which fact or change is, or may be, of such a nature as to render any statement in an Offering Document misleading or untrue in any material respect or which would result in a misrepresentation in such Offering Document or which would result in such Offering Document not complying (to the extent that such compliance is required) with Canadian Securities Laws or U.S. Securities Laws; and

(iv)                              the occurrence of any event as a result of which (i) the Initial Registration Statement, the Amendment No. 1 to the Registration Statement, the Amendment No. 2 to the Registration Statement, the Registration Statement or any Registration Statement Amendment, in each case as amended immediately prior to such occurrence, would include any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein not misleading, or (ii) the U.S. Preliminary Prospectus, the U.S. Final Prospectus, any U.S. Amended Prospectus or any Issuer Free Writing Prospectus, in each case as then amended or supplemented, would include any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances in which they are made, not misleading, provided, however, in the case of Goldcorp, the obligations to notify the Underwriters in accordance with this subsection shall only apply to the extent that any such change, fact or change in material fact relates to a Goldcorp Matter.

Tahoe shall promptly, and in any event within any applicable time limitation, comply, to the satisfaction of the Underwriters and Goldcorp, acting reasonably, with all applicable filings and other requirements under the Canadian Securities Laws or U.S. Securities Laws as a result of such fact or change including any requirements necessary to qualify the distribution of the Purchased Shares; provided that Tahoe shall not file any Prospectus Amendment or U.S. Amended Prospectus or other document without first obtaining from the Underwriters and Goldcorp their approval, after consultation with the Underwriters and Goldcorp with respect to the form and content thereof, which approval will not be unreasonably withheld or delayed and provided further that Tahoe will not be required to register or qualify the Purchased Shares for sale or distribution outside Canada or the United States.  Tahoe shall in good faith discuss with the Underwriters and Goldcorp any fact or change in circumstances (actual, anticipated, contemplated or threatened, financial or otherwise) which is of such a nature that there is, or could be, reasonable doubt whether written notice need be given under this subsection.  Tahoe shall deliver to the Underwriters and Goldcorp as soon as practicable their reasonable requirements of conformed or commercial copies of any new Prospectus, Prospectus Amendment, U.S. Prospectus or U.S. Amended Prospectus filed pursuant to this subsection.

(b)                                 Change in Securities Laws

If during the period of distribution of the Purchased Shares there shall be any change in Canadian Securities Laws or U.S. Securities Laws that, in the opinion of the Underwriters, acting reasonably, requires the filing of a Prospectus Amendment or U.S. Amended Prospectus, Tahoe shall, to the satisfaction of the Underwriters, acting reasonably, promptly prepare and file such Prospectus Amendment or U.S. Amended Prospectus with the appropriate Canadian Securities Regulator in each of the Qualifying Jurisdictions where such filing is required or with the SEC, as applicable.

8.                                      Underwriting Fee

The Underwriters will be paid a fee of 4.0% of the gross proceeds of the Offering (being $0.688 per Purchased Share) (the “Underwriting Fee”) sold pursuant to this Agreement.  Such Underwriting Fee shall be due and payable in full by Goldcorp at the Closing Time against payment for the Purchased Shares.  The Underwriting Fee shall be payable as provided for in Section 9.

9.                                      Delivery of Purchase Price, Underwriting Fee and Certificates

The purchase and sale of the Purchased Shares shall be completed at the Closing Time at the offices of McMillan LLP, Vancouver, British Columbia, or at such other place as the Underwriters, Tahoe and Goldcorp may agree upon.

At the Closing Time, Goldcorp shall deliver to GMP (on behalf of the Underwriters) the Purchased Shares (in physical or electronic form, as GMP may advise) representing the Purchased Shares, registered in the name of CDS & Co. or in such other nominee name or names for CDS as GMP may notify Goldcorp in writing not less than 24 hours prior to the Closing Time against payment by the Underwriters, as directed by Goldcorp, of the aggregate Purchase Price for the Purchased Shares, less the Underwriting Fee, by wire transfer, in each case together with a receipt signed by GMP for the Purchased Shares and for receipt of the Underwriting Fee.

If, prior to the Closing Date, GMP notifies Goldcorp that it wishes to receive the Purchased Shares by delivery of electronic positions, Tahoe and Goldcorp, with the assistance of the Underwriters, shall make all necessary arrangements for the preparation, delivery and deposit on the Closing Date of electronic positions representing the Purchased Shares registered in the name of CDS.

All fees and expenses payable to CDS and/or the Transfer Agent in connection with the electronic deposit pursuant to the non-certificate issue system maintained by CDS and the preparation, delivery, certification and exchange of any certificate(s) representing the Purchased Shares contemplated by this section and the fees and expenses payable to CDS and/or the Transfer Agent in connection with the initial or additional transfers as may be required in the course of the distribution of the Purchased Shares shall be borne by Goldcorp.

In order to facilitate an efficient and timely Closing at the Closing Time, GMP, on behalf of the Underwriters, may choose to initiate a wire transfer of immediately available funds to Goldcorp prior to the Closing Time. If GMP, on behalf of the Underwriters, elects do so, Goldcorp agrees that such transfer of funds prior to the Closing Time does not constitute a waiver by the Underwriters of any of the conditions of Closing set out in this Agreement. Furthermore, Goldcorp agrees that any such funds received by it from the Underwriters prior to the Closing Time will be held by Goldcorp in trust solely for the benefit of the Underwriters until the Closing Time, and if the Closing does not occur at the scheduled Closing Time such funds shall be immediately returned by wire transfer to GMP, on behalf of the Underwriters, without interest. Upon the satisfaction of the conditions of Closing and the delivery to the Underwriters of the items set out in Section 10, the funds held by Goldcorp in trust for the Underwriters shall be deemed to be delivered by the Underwriters to Goldcorp in satisfaction of the obligation of the Underwriters under this section and upon such delivery, the trust constituted by this section shall be terminated without further formality.

10.                               Closing Conditions

The Underwriters’ obligation to purchase the Purchased Shares at the Closing Time shall be subject to the accuracy of the representations and warranties of each of Tahoe and Goldcorp contained in this Agreement as of the date of this Agreement and as of the Closing Time, the performance by each of Tahoe and Goldcorp of their respective obligations under this Agreement and the following further conditions:

(a)                                 Delivery of Opinions

(i)                                     The Underwriters and Goldcorp shall have received at the Closing Time a favourable legal opinion dated the Closing Date, in form and substance satisfactory to the Underwriters and Goldcorp, from Canadian counsel to Tahoe, addressed to the Underwriters, Goldcorp and their respective counsel, as to the federal laws of Canada and the Qualifying Jurisdictions, which counsel in turn may rely upon the opinions of local counsel where they deem such reliance proper as to the laws other than those of Canada and British Columbia, Alberta, Quebec and Ontario and as to matters of fact, on certificates of Tahoe’s Auditors, the Transfer Agent, government officials, public and stock exchange officials and officers of Tahoe, with respect to the following matters, assuming completion of the Offering:

A.                                    as to the valid existence of Tahoe under the laws of its jurisdiction of incorporation or organization, as applicable;

B.                                    as to the authorized and issued capital of Tahoe;

C.                                    that Tahoe has all requisite corporate power, capacity and authority including under the laws of its jurisdiction of incorporation or organization and is qualified to:

1)                                     carry on its businesses as presently carried on (as applicable); and

2)                                     own its property;

D.                                    that all necessary action has been taken by Tahoe to authorize, as applicable: (I) the execution and delivery of each Prospectus and, if applicable, any Prospectus Amendments, and (II) the filing of each Prospectus and, if applicable, any Prospectus Amendments under the Canadian Securities Laws in each of the Qualifying Jurisdictions;

E.                                     that all necessary action has been taken by Tahoe to authorize, as applicable: (I) the execution and delivery of each U.S. Offering Document and, if applicable, any amendments, and (II) the filing of each U.S. Offering Document and, if applicable, any amendments under the U.S. Securities Laws;

F.                                      that the Purchased Shares have been duly authorized and are validly issued and outstanding as fully paid and non-assessable shares;

G.                                    that the description of the attributes of the common shares of Tahoe, including the Purchased Shares, in the Final Prospectus and Final U.S. Prospectus are, in all material respects, a true, complete and accurate description of the rights, privileges, restrictions and conditions attaching to such securities;

H.                                   that Tahoe is a “reporting issuer” or the equivalent thereof in each Qualifying Jurisdiction where such concept exists and not in default of Canadian Securities Laws;

I.                                        that the execution and delivery by Tahoe of this Agreement, the fulfilment of the terms and the performance of its obligations hereunder, and consummation of the transactions contemplated hereby do not and will not result in a breach (whether after notice or lapse of time or both) of any Law, by-law, regulation, or decree, judgement or order of the Province of British Columbia and federal laws therein, or the terms of any of the constating documents of Tahoe or any resolutions of directors (or any committee thereof) or shareholders of Tahoe;

J.                                        this Agreement has been duly authorized and executed by Tahoe and constitutes a legal, valid and binding obligation of Tahoe and is enforceable against Tahoe in accordance with its terms, subject to customary enforceability qualifications;

K.                                    that the form and terms of the certificates representing the Purchased Shares meet all legal requirements under the rules of the TSX and the NYSE, if applicable, and have been duly approved by Tahoe;

L.                                     that the Transfer Agent at its principal office in the City of Vancouver has been duly appointed as the transfer agent and registrar for the common shares of Tahoe, which appointment has not been revoked or amended;

M.                                 that all necessary documents have been filed, all requisite proceedings have been taken and all other legal requirements have been fulfilled by Tahoe under the Canadian Securities Laws in order to qualify the distribution of the Purchased Shares to the public in each of the Qualifying Jurisdictions through investment dealers or brokers registered under the Applicable Securities Laws of the Qualifying Jurisdictions who have complied with the relevant provisions of such Applicable Securities Laws;

N.                                    the common shares of Tahoe are listed on the TSX, the NYSE and the BVL;

O.                                    that, subject to the assumptions, qualifications, limitations and restrictions set out therein, the statements under the heading in the Final Prospectus “Eligibility for Investment” are accurate in all material respects;

P.                                      that the form and terms of the certificates representing the common shares of Tahoe have been duly approved by Tahoe and comply with the provisions of the notice of articles and articles of Tahoe and the requirements of the BCBCA; and

Q.                                    as to all other legal matters reasonably requested by counsel to the Underwriters relating to the distribution of the Purchased Shares.

(ii)                                 The Underwriters shall have received at the Closing Time a favourable legal opinion dated the Closing Date, in form and substance satisfactory to the Underwriters, from Canadian counsel to Goldcorp, addressed to the Underwriters as to the federal laws of Canada and the Provinces of Ontario and British Columbia with respect to the following matters, assuming completion of the Offering:

A.                                    as to the valid existence of Goldcorp Inc. under the laws of the Province of Ontario;

B.                                    as to the valid existence of Les Mines Opinaca Ltée under the laws of Canada;

C.                                    that all necessary action has been taken by Goldcorp to authorize the execution and delivery of this Agreement and the performance of its obligations hereunder;

D.                                    that the execution and delivery by Goldcorp of this Agreement, the fulfilment of the terms and the performance of its obligations hereunder, and consummation of the transactions contemplated hereby do not and will not result in a breach (whether after notice or lapse of time or both) of the terms of any of the constating documents of Goldcorp;

E.                                     this Agreement has been duly authorized and executed by Goldcorp and constitutes a legal, valid and binding obligation of Goldcorp and is enforceable against Goldcorp in accordance with its terms, subject to customary enforceability qualifications; and

F.                                      delivery of certificates for the Purchased Shares to be sold by Goldcorp pursuant to this Agreement will pass to the Underwriters all rights in the Purchased Shares that Goldcorp has, free and clear of any claim, lien, encumbrance, security interest, community property right, restriction on transfer or other defect in title (an “Adverse Claim”), provided the Underwriters do not have notice of any Adverse Claim to the Purchased Shares.

(iii)                             The Underwriters and Goldcorp shall have received such legal opinions of Tahoe’s local legal counsel, dated as of the Closing Date, in form and content acceptable to the Underwriters and Goldcorp, acting reasonably, with respect to title to and ownership rights in the Material Projects.

(iv)                              The Underwriters and Goldcorp shall have received favourable legal opinions of Tahoe’s local legal counsel, in form and substance satisfactory to the Underwriters and Goldcorp, acting reasonably, with respect to the following matters:

1)                                     the incorporation and existence of each of the Material Subsidiaries under the laws of its jurisdiction of incorporation;

2)                                     as to the holders of the issued and outstanding shares of each of Material Subsidiaries; and

3)                                     that each of the Material Subsidiaries has all requisite corporate power under the laws of its jurisdiction of incorporation to carry on its business as presently carried on and own its properties, all as described in Tahoe’s Information Record.

(v)                                 A favourable legal opinion, dated the Closing Date, from Milbank, Tweed, Hadley & McCloy LLP, Tahoe’s U.S. counsel, addressed to the Underwriters, to the effect set forth in Schedule “B” (subject to customary limitations, assumptions and qualifications), which shall be accompanied by a letter addressed to the Underwriters substantially to the effect that such counsel has participated in the preparation of the Registration Statement and the U.S. Final Prospectus (excluding the Documents Incorporated by Reference) and in conferences with officers and other representatives of Tahoe, representatives of the independent accountants of Tahoe, Canadian and local counsel for Tahoe, counsel for the Underwriters and representatives of the Underwriters at which the contents of the Registration Statement, the U.S. Final Prospectus and related matters were discussed and, subject to customary qualifications, confirming that, although such counsel has not undertaken to investigate or verify independently, and does not assume responsibility for, the accuracy or completeness of the statements contained in any of them, based upon such participation (and relying as to factual matters to the extent such counsel deems reasonable on officers, employees and other representatives of Tahoe), no facts have come to such counsel’s attention which have caused such counsel to believe that the

Registration Statement, at the time it became effective, contained an untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein not misleading, or that the U.S. Final Prospectus, as of its date and as of the Closing Date contained an untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading (in each case, other than the financial statements, including the notes and schedules thereto, management reports on internal control over financial reporting, and other financial and statistical information and the information derived from the reports of or attributed to persons named in the U.S. Final Prospectus under the heading “Interest of Experts”, included or incorporated by reference therein, as to which such counsel expresses no belief).

(vi)                              A letter, dated the Closing Date from Skadden, Arps, Slate, Meagher & Flom LLP, the Underwriters’ U.S. counsel, addressed to the Underwriters, substantially to the effect that such counsel has participated in the preparation of the Registration Statement and the U.S. Final Prospectus (excluding the Documents Incorporated by Reference) and, subject to customary qualifications, confirming that, although such counsel has not undertaken to investigate or verify independently, and does not assume responsibility for, the accuracy or completeness of the statements contained in any of them, based upon such participation (and relying as to factual matters to the extent such counsel deems reasonable on officers, employees and other representatives of Tahoe), no facts have come to such counsel’s attention which have caused such counsel to believe that the Registration Statement, at the time it became effective, contained an untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein not misleading, or that the U.S. Final Prospectus, as of its date and as of the Closing Date contained an untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading (in each case, other than the financial statements, including the notes and schedules thereto, management reports on internal control over financial reporting, and other financial and statistical information, and the information derived from the reports of or attributed to persons named in the U.S. Final Prospectus under the heading “Interest of Experts”, included or incorporated by reference therein, as to which such counsel expresses no belief).

(vii)                           Concurrently with the filing of the Preliminary Prospectus and Final Prospectus, an opinion of McMillan LLP and BCF LLP, addressed to the Underwriters and Goldcorp and their respective counsel to the effect that the Preliminary Prospectus and Final Prospectus in the French language is (with the exception of the Financial Statements for which an opinion of Tahoe’s Auditors is provided pursuant to Section 10(a)(viii) in all material respects a complete and proper translation of the Preliminary Prospectus and Final Prospectus in the English language.

(viii)                        Contemporaneously with the opinion delivered pursuant to Section10(a)(vii), an opinion of Tahoe’s Auditors and of Rio Alto’s Auditors, each addressed to the Underwriters and to their counsel to the effect that the applicable Financial Statements contained in the Preliminary Prospectus and Final Prospectus in the

French language is in all material respects a complete and proper translation of the Financial Statements in the English language.

(b)                                 Delivery of Comfort Letter

The Underwriters and Goldcorp shall have received at the Closing Time a letter or letters dated the Closing Date, in form and substance satisfactory to the Underwriters and Goldcorp, addressed to the Underwriters, Goldcorp and the directors of Tahoe from Tahoe’s Auditors and Rio Alto’s Auditors, confirming the continued accuracy of the comfort letter to be delivered to the Underwriters pursuant to Section 3(a)(iv) with such changes as may be necessary to bring the information in such letter(s) forward to a date not more than two Business Days prior to the Closing Date, which changes shall be acceptable to the Underwriters.

(c)                                  Delivery of Certificates

(i)                                     The Underwriters shall have received at the Closing Time a certificate dated the Closing Date, addressed to the Underwriters and counsel to the Underwriters and signed by the Chief Executive Officer and the Chief Financial Officer of Tahoe or other officers of Tahoe acceptable to the Underwriters, with respect to the constating documents of Tahoe, all resolutions of Directors relating to each Offering Document and this Agreement, the incumbency and specimen signatures of signing officers of Tahoe and such other matters as the Underwriters may reasonably request.

(ii)                                 The Underwriters shall have received at the Closing Time a certificate of Tahoe dated the Closing Date, addressed to the Underwriters and counsel to the Underwriters and signed on behalf of Tahoe by the Chief Executive Officer and the Chief Financial Officer of Tahoe or other officers of Tahoe acceptable to the Underwriters, certifying for and on behalf of Tahoe, after having made due inquiry and after having carefully examined the Final Prospectus, the U.S. Final Prospectus and any Prospectus Amendments or U.S. Amended Prospectus, that:

A.                                    since the respective dates as of which information is given in the Final Prospectus and the U.S. Final Prospectus, as amended by any Prospectus Amendments or U.S. Amended Prospectus, that (A) there has been no material change (actual, anticipated, contemplated or threatened, whether financial or otherwise) in the business, affairs, liabilities (absolute, accrued, contingent or otherwise), capital, operations, financial condition, properties, prospects or assets of Tahoe or any of its subsidiaries, and (B) no transaction has been entered into by Tahoe or any of its subsidiaries which is material to Tahoe, other than as disclosed in the Offering Documents;

B.                                    no order, ruling or determination having the effect of suspending the sale or ceasing the trading of the Purchased Shares, or any other securities of Tahoe, has been issued by any Governmental Body and is continuing in effect and no proceedings for that purpose have been instituted or are pending or, to the knowledge of such officers, after due inquiry, contemplated or threatened under any of the Canadian Securities Laws, U.S. Securities Laws or by any other Governmental Body;

C.                                    Tahoe has complied with the terms and conditions of this Agreement on its part to be complied with up to and as of the Closing Time;

D.                                    the representations and warranties of Tahoe contained in this Agreement and in any certificate or other document delivered pursuant to or in connection with this Agreement are true and correct as of the Closing Time with the same force and effect as if made at and as of the Closing Time after giving effect to the transactions contemplated by this Agreement; and

E.                                     such other matters as the Underwriters may reasonably request.

(iii)                             The Underwriters shall have received at the Closing Time a certificate of Goldcorp dated the Closing Date, addressed to the Underwriters and signed on behalf of Goldcorp by the Chief Executive Officer and the Chief Financial Officer of Goldcorp or other officers of Goldcorp acceptable to the Underwriters, certifying for and on behalf of Goldcorp, after having made due inquiry and after having carefully examined the Offering Documents, that:

A.                                    Goldcorp has complied with the terms and conditions of this Agreement on its part to be complied with up to and as of the Closing Time; and

B.                                    the representations and warranties of Goldcorp contained in this Agreement and in any certificate or other document delivered pursuant to or in connection with this Agreement are true and correct as of the Closing Time with the same force and effect as if made at and as of the Closing Time after giving effect to the transactions contemplated by this Agreement.

(d)                                 Necessary Actions Taken

All actions required to be taken by or on behalf of Tahoe and Goldcorp, including the passing of all requisite resolutions of their respective directors, and all requisite filings with any securities regulatory authority will have occurred at or prior to the Closing Time so as to validly authorize the execution and filing of each Offering Document and any Issuer Free Writing Prospectus.

(e)                                  FINRA Approval

Evidence satisfactory to the Underwriters that FINRA shall not have raised any objection with respect to the fairness and reasonableness of the underwriting terms and arrangements of the Offering.

(f)                                   Receipt of Additional Documents

The Underwriters will have received such other certificates, opinions, agreements, materials or documents as they may reasonably request.

11.                               Rights of Termination

(a)                                 Except as otherwise provided herein, all terms and conditions set out herein shall be construed as conditions and any breach or failure by Tahoe or Goldcorp to comply with any conditions in favour of the Underwriters shall entitle any of the Underwriters to terminate in accordance with subsection (b) of this section its obligation to purchase the

Purchased Shares by written notice to that effect given to Tahoe and Goldcorp prior to the Closing Time. Tahoe and Goldcorp shall each use their best efforts to cause all conditions in this Agreement to be satisfied. It is understood that the Underwriters may waive, in whole or in part, or extend the time for compliance with, any of such terms and conditions without prejudice to their rights in respect of any subsequent breach or non-compliance; provided that to be binding on the Underwriters, any such waiver or extension must be in writing and signed by each of the Underwriters.

(b)                                 In addition to any other remedies which may be available to the Underwriters in respect of any default, act or failure to act, or non-compliance with the terms of this Agreement by Tahoe or Goldcorp, any Underwriter shall be entitled, at its option, to terminate, without any liability on such Underwriter’s part, such Underwriter’s obligations under this Agreement, to purchase the Purchased Shares by giving written notice to Tahoe and Goldcorp at any time at or prior to the Closing Time if:

(i)                                     any order to cease or suspend trading in any securities of Tahoe or prohibiting or restricting the distribution of any securities of Tahoe, including the Purchased Shares, is made, or proceedings are announced, commenced or threatened for the making of any such order, by any securities commission or similar regulatory authority, any stock exchange or any other competent authority, and has not been rescinded, revoked or withdrawn;

(ii)                                 there shall have occurred any material change or change in any material fact, or there shall be discovered any previously undisclosed material change or material fact or any new material fact in relation to Tahoe, in each case which, in the reasonable opinion of the subject Underwriter, has or would be expected to have a significant adverse effect on the market price or value of the common shares of Tahoe;

(iii)                             any inquiry, action, suit, investigation or other proceeding, whether formal or informal, is commenced, announced or threatened or any order is made by any Governmental Body having jurisdiction or authority over Tahoe or any of its material assets or operations, which, in the reasonable opinion of the subject Underwriter, operates to prevent or restrict the distribution or trading of the Purchased Shares or which, in the reasonable opinion of the subject Underwriter, materially and adversely affects or will materially and adversely affect the market price or value of the Purchased Shares;

(iv)                              there shall develop, occur or come into effect or existence any event, action, state, condition or major occurrence of national or international consequence (including any natural catastrophe, act of war, terrorism or similar event) or any governmental action, or change of any applicable Law (or any judicial interpretation thereof) which, in the opinion of the subject Underwriter, acting reasonably, materially adversely affects or involves, or will materially adversely affect or involve, the financial markets generally or the business, operations or affairs of Tahoe and its subsidiaries, taken as a whole; or

(v)                                 Tahoe or Goldcorp is in material breach of this Agreement or any representation or warranty given by Tahoe or Goldcorp in this Agreement is or becomes materially false.

(c)                                  In the event of any termination pursuant to this section, there shall be no further liability (i) on the part of the terminating Underwriter to Tahoe or Goldcorp, (ii) on the part of Tahoe or Goldcorp to the terminating Underwriter or (iii) to the extent of the termination by such terminating Underwriter, on the part of either Tahoe or Goldcorp to the other, including in all cases in respect of any Purchased Shares, except in respect of any liability which may have arisen prior to or arise after such termination under Sections 12, 13 and 15.  A notice of termination given by one Underwriter under this section shall not be binding upon any other Underwriter.

12.                               Indemnities in favour of Underwriters

(a)                                 Tahoe shall hold harmless and indemnify each of the Underwriters and their respective affiliates and their respective directors, officers, partners, employees, shareholders, advisers and agents (as applicable) (collectively, the “Indemnified Parties” and, individually, an “Indemnified Party”) from and against all losses (except losses of profit), claims, damages, liabilities, costs and expenses, including all amounts paid to settle actions or satisfy judgements or awards and all reasonable legal fees and expenses on a solicitor and own client basis (collectively “Claims” and each, individually, a “Claim”), insofar as the Claims relate to, are caused by, result from, arise out of or are based upon, directly or indirectly:

(i)                                     (a) any information or statement, contained in any Offering Document, which at the time and in light of the circumstances under which it was made contains or is alleged to contain a misrepresentation; (b) any untrue statement or alleged untrue statement of a material fact contained (1) in an Offering Document, in any Issuer Free Writing Prospectus or in any “issuer information” (as defined in Rule 433(h)(2) under the U.S. Securities Act) filed or required to be filed pursuant to Rule 433(d) under the U.S. Securities Act or (2) in any other materials or information provided to investors by, or with the approval of, Tahoe in connection with the Offering, or (c) the omission or alleged omission to state in any Offering Document, in any Issuer Free Writing Prospectus, in any “issuer information” (as defined in Rule 433(h)(2) under the U.S. Securities Act) filed or required to be filed pursuant to Rule 433(d) under the U.S. Securities Act or in any other materials or information provided to investors by, or with the approval of, Tahoe, a material fact required to be stated therein or necessary to make the statements therein (in the light of the circumstances under which they were made, in the case of any prospectus) not misleading; provided, however, that Tahoe will not be liable in any such case to the extent but only to the extent that any such expenses, losses, claims, damages, liabilities, suits, proceedings, costs or actions arise out of or are based upon any such misrepresentation, untrue statement or alleged untrue statement or omission or alleged omission related to the Underwriters’ Information or the Goldcorp Matters;

(ii)                                 any breach by Tahoe of, or default under, any covenant or agreement of Tahoe in this Agreement which has not been waived by the Underwriters under this Agreement or any inaccuracy of any representation or warranty of Tahoe in this Agreement or any other document to be delivered pursuant hereto or the failure of Tahoe to comply with any of its obligations hereunder or thereunder;

(iii)                             the non-compliance or alleged non-compliance by Tahoe with any of the Canadian Securities Laws or the U.S. Securities Laws; and

(iv)                              any order made or any inquiry, investigation or proceeding instituted, threatened or announced by any court, securities regulatory authority or stock exchange (including the TSX, the NYSE and BVL) or by any other competent authority, based upon any untrue statement, omission or misrepresentation or alleged untrue statement, omission or misrepresentation (except a statement, omission or misrepresentation relating to the Underwriters, or any of them, provided by the Underwriters to Tahoe in writing expressly for inclusion in the Offering Documents, or the Goldcorp Matters) contained in any Offering Document, which operates to prevent or restrict the trading in or the sale or distribution of the Purchased Shares, and shall reimburse the Indemnified Parties for all reasonable costs, charges and expenses, as incurred, which any of them may pay or incur in connection with investigating or disputing any Claim or action related thereto including the fees and expenses of legal counsel on a solicitor and own client basis and including reimbursement paid to the Underwriters for the time spent by the Indemnified Parties in connection with any Claim payable at the normal per diem rates of such Indemnified Parties.

This indemnity shall be in addition to any liability that Tahoe may otherwise have.

(b)                                 Goldcorp agrees to indemnify and save harmless each of the Indemnified Parties from and against any and all Claims, insofar as the Claims relate to, are caused by, result from, arise out of or are based upon, directly or indirectly:

(i)                                     (a) any information or statement, contained in any Offering Document, relating to Goldcorp Matters, which at the time and in light of the circumstances under which it was made contains or is alleged to contain a misrepresentation; (b) with respect to Goldcorp Matters, any untrue statement or alleged untrue statement of a material fact contained (1) in an Offering Document, in any Issuer Free Writing Prospectus or in any “issuer information” (as defined in Rule 433(h)(2) under the U.S. Securities Act) filed or required to be filed pursuant to Rule 433(d) under the U.S. Securities Act or (2) in any other materials or information provided to investors by, or with the approval of, Goldcorp in connection with the Offering, or (c) with respect to Goldcorp Matters, the omission or alleged omission to state in any Offering Document, in any Issuer Free Writing Prospectus, in any “issuer information” (as defined in Rule 433(h)(2) under the U.S. Securities Act) filed or required to be filed pursuant to Rule 433(d) under the U.S. Securities Act or in any other materials or information provided to investors by, or with the approval of, Goldcorp, a material fact required to be stated therein or necessary to make the statements therein (in the light of the circumstances under which they were made, in the case of any prospectus) not misleading; provided, however, that Goldcorp will not be liable in any such case to the extent but only to the extent that any such expenses, losses, claims, damages, liabilities, suits, proceedings, costs or actions arise out of or are based upon any such misrepresentation, untrue statement or alleged untrue statement or omission or alleged omission related to the Underwriters’ Information or is not related to the Goldcorp Matters;

(ii)                                 any breach by Goldcorp of, or default under, any covenant or agreement of Goldcorp in this Agreement which has not been waived by the Underwriters under this Agreement or any inaccuracy of any representation or warranty of

Goldcorp in this Agreement or any other document to be delivered pursuant hereto or the failure of Goldcorp to comply with any of its obligations hereunder or thereunder;

(iii)                             the non-compliance or alleged non-compliance by Goldcorp with any of the Canadian Securities Laws or the U.S. Securities Laws; and

(iv)                              any order made or any inquiry, investigation or proceeding instituted, threatened or announced by any court, securities regulatory authority or stock exchange (including the TSX, the NYSE and the BVL) or by any other competent authority, based upon any untrue statement, omission or misrepresentation or alleged untrue statement, omission or misrepresentation with respect to the Goldcorp Matters (except a statement, omission or misrepresentation relating to the Underwriters, or any of them, provided by the Underwriters to Tahoe in writing expressly for inclusion in the Offering Documents) contained in any Offering Document, which operates to prevent or restrict the trading in or the sale or distribution of the Purchased Shares, and shall reimburse the Indemnified Parties for all reasonable costs, charges and expenses, as incurred, which any of them may pay or incur in connection with investigating or disputing any Claim or action related thereto including the fees and expenses of legal counsel on a solicitor and own client basis and including reimbursement paid to the Underwriters for the time spent by the Indemnified Parties in connection with any Claim payable at the normal per diem rates of such Indemnified Parties.

This indemnity shall be in addition to any liability that Goldcorp may otherwise have.

(c)                                  If any Claim contemplated by this section is asserted against any of the Indemnified Parties, or if any potential Claim contemplated by this section comes to the knowledge of any of the Indemnified Parties, the Indemnified Party concerned shall notify in writing Tahoe and/or Goldcorp, as applicable, as soon as reasonably practicable, of the nature of the Claim (provided that any failure to so notify in respect of any potential Claim shall not affect the liability of Tahoe and/or Goldcorp, as applicable, under this section, except to the extent that such delay prejudices the ability of Tahoe and/or Goldcorp, as applicable, to contest such Claim). Tahoe and/or Goldcorp, as applicable, shall, subject to the following, be entitled (but not required) to assume the defence on behalf of the Indemnified Party of any suit brought to enforce the Claim; provided that the defence shall be through legal counsel selected by Tahoe and/or Goldcorp, as applicable, and acceptable to the Indemnified Party, acting reasonably, and no admission of liability or settlement of the Claim shall be made by Tahoe and/or Goldcorp, as applicable, without the prior written consent of the Indemnified Party. An Indemnified Party shall have the right to employ separate counsel in any such suit and participate in its defence but the fees and expenses of that counsel shall be at the expense of the Indemnified Parties unless:

(i)                                     Tahoe and/or Goldcorp, as applicable, fails to assume the defence of the suit on behalf of the Indemnified Party within ten days of receiving notice of the suit;

(ii)                                 the employment of that counsel has been authorized in writing by Tahoe and/or Goldcorp, as applicable; or

(iii)                             the named parties to the suit (including any added or third parties) including Tahoe and/or Goldcorp, as applicable, and the Indemnified Party have been advised in writing by outside counsel that representation of the Indemnified Party by counsel for Tahoe and/or Goldcorp, as applicable, is inappropriate as a result of the potential or actual conflicting interests of those represented.

In each of the cases set out in items (i), (ii) or (iii) of this subsection, Tahoe and/or Goldcorp, as applicable, shall not have the right to assume the defence of the suit on behalf of the Indemnified Party, but Tahoe and/or Goldcorp, as applicable, shall be liable to pay the reasonable fees and expenses of one firm of separate counsel for all Indemnified Parties and, in addition, of local counsel in each applicable jurisdiction on a solicitor and own client basis. Notwithstanding the foregoing, no settlement may be made by an Indemnified Party without the prior written consent of Tahoe and/or Goldcorp, as applicable, which consent shall not be unreasonably withheld or delayed.

(d)                                 Tahoe and Goldcorp hereby acknowledge and agree that, with respect to this section, the Underwriters are contracting on their own behalf and as agents for all other Indemnified Parties (collectively, the “Beneficiaries”). In this regard, each of the Underwriters shall act as trustee for the Beneficiaries of the covenants of Tahoe and Goldcorp under this section with respect to the Beneficiaries and accepts these trusts and will hold and enforce those covenants on behalf of the Beneficiaries.

(e)                                  If and to the extent that a court of competent jurisdiction in a final non-appealable judgment from which no appeal can be made or any other Governmental Body in a final ruling from which no appeal can be made determines that a Claim resulted from the fraud, gross negligence or wilful misconduct of the Indemnified Party claiming indemnity in connection with its obligations under this Agreement, such Indemnified Party shall promptly reimburse Tahoe and/or Goldcorp, as applicable, any funds advanced to such Indemnified Party in respect of such Claim and thereafter the indemnity provided for in this section shall cease to apply to such Indemnified Party in respect of such Claim.  For greater certainty, the parties agree that they do not intend that any failure by the Underwriters to conduct such reasonable investigation as necessary to provide the Underwriters with reasonable grounds for believing that an Offering Document contained no misrepresentation shall constitute “fraud”, “gross negligence” or “wilful misconduct” for purposes of this section.

(f)                                   In order to provide for just and equitable contribution in circumstances in which the indemnity provided in this section would otherwise be available in accordance with its terms but is, for any reason, not attributable to any one or more of the Indemnified Parties, held to be unavailable to or unenforceable by an Indemnified Party or is insufficient to hold the Indemnified Party harmless, Tahoe and/or Goldcorp, as applicable, shall contribute to the amount paid or payable (or, if such indemnity is unavailable only in respect of a portion of the amount so paid or payable, such portion of the amount so paid or payable) by such Indemnified Party as a result of such liabilities, claims, demands, losses, costs, damages and expenses:

(i)                                     in such proportion as is appropriate to reflect the relative benefits received by Goldcorp and/or Tahoe on the one hand and the Underwriters on the other from the Offering; or

(ii)                                 if the allocation provided by clause (i) above is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to in clause (i) above but also the relative fault of Tahoe and/or Goldcorp, as applicable, on the one hand and the Underwriters on the other hand in connection with the matters or things referred to in which resulted in such liabilities, claims, demands, losses, costs, damages or expenses, as well as any other relevant equitable considerations, provided that no Underwriter shall in any event be liable to contribute any amount in excess of the Underwriting Fee or any portion thereof actually received by it.

The relative benefits received by Goldcorp and/or Tahoe on the one hand and the Underwriters on the other shall be deemed to be in the same ratio as the total proceeds from the Offering (net of the Underwriting Fee payable to the Underwriters but before deducting expenses) received by Goldcorp is to the Underwriting Fee received by the Underwriters.

The relative fault of Tahoe and/or Goldcorp, as applicable, on the one hand and of the Underwriters on the other shall be determined by reference to, among other things, whether the matters or things referred to in this section which resulted in such liabilities, claims, demands, losses, costs, damages and expenses relate to information supplied by or steps or actions taken or done or not taken or done by or on behalf of Tahoe and/or Goldcorp, as applicable, or to information supplied by or steps or actions taken or done or not taken or done by or on behalf of the Underwriters and the relative intent, knowledge, access to information and opportunity to correct or prevent such statement, omission or misrepresentation, or other matter or thing referred to this section. The amount paid or payable by an Indemnified Party as a result of the liabilities, claims, demands, losses, costs, damages and expenses referred to above shall be deemed to include any legal or other expenses reasonably incurred by such Indemnified Party in connection with investigating or defending any such liabilities, claims, demands, losses, costs, damages and expenses, whether or not resulting in an action, suit, proceeding or claim.

The parties hereto agree that it would not be just and equitable if contribution pursuant to this section were determined by any method of allocation which does not take into account the equitable considerations referred to in this section.

No party who has been determined, by a court of competent jurisdiction in a final judgement from which no appeal can be made or a regulatory authority in a final ruling from which no appeal can be made, to have engaged in fraud, gross negligence, wilful misconduct or reckless disregard will be entitled to claim contribution under this section from any Person who has not been so determined to have engaged in such fraud, gross negligence and wilful misconduct or reckless disregard.

13.                               Indemnities in favour of Tahoe and Goldcorp

(a)                                 Tahoe shall hold harmless and indemnify Goldcorp from and against any from and against all losses (except losses of profit), claims, damages, liabilities, costs and expenses, including all amounts paid to settle actions or satisfy judgements or awards and all reasonable legal fees and expenses on a solicitor and own client basis (collectively, “Goldcorp Claims” and each, individually, a “Goldcorp Claim”), insofar as the Goldcorp Claims relate to, are caused by, result from, arise out of or are based upon, directly or indirectly any information or statement (except any information or statement relating solely to the Underwriters, or any of them, provided by the Underwriters to Tahoe in writing expressly for inclusion in an Offering Document, or the Goldcorp Matters) contained in any Offering Document being or being alleged to be a misrepresentation or untrue or containing any omission or alleged omission to state in those documents any material fact (except facts relating to the Underwriters, or any of them, provided by the Underwriters in writing, or the Goldcorp Matters) required to be stated in those documents or necessary to make any of the statements therein not misleading in light of the circumstances in which they were made, and shall reimburse Goldcorp for all reasonable costs, charges and expenses, as incurred, which any of them may pay or incur in connection with investigating or disputing any Goldcorp Claim or action related thereto including the fees and expenses of legal counsel on a solicitor and own client basis and including reimbursement paid to Goldcorp for the time spent by Goldcorp in connection with any Goldcorp Claim payable at the normal per diem rates of Goldcorp representatives.

(b)                                 Goldcorp shall hold harmless and indemnify Tahoe from and against any and against all losses (except losses of profit), claims, damages, liabilities, costs and expenses, including all amounts paid to settle actions or satisfy judgements or awards and all reasonable legal fees and expenses on a solicitor and own client basis (collectively, “Tahoe Claims” and each, individually, a “Tahoe Claim”), insofar as the Tahoe Claims relate to, are caused by, result from, arise out of or are based upon, directly or indirectly any information or statement contained in any Offering Document relating to the Goldcorp Matters being or being alleged to be a misrepresentation or untrue or containing any omission or any alleged omission to state in those documents any material fact required to be stated in those documents or necessary to make any of the statements therein not misleading in light of the circumstances in which they were made, and shall reimburse Tahoe for all reasonable costs, charges and expenses, as incurred, which any of them may pay or incur in connection with investigating or disputing any Tahoe Claim or action related thereto including the fees and expenses of legal counsel on a solicitor and own client basis and including reimbursement paid to Tahoe for the time spent by Tahoe in connection with any Tahoe Claim payable at the normal per diem rates of Tahoe representatives.

14.                               Severability

If any provision of this Agreement is determined to be void or unenforceable in whole or in part, it shall be deemed not to affect or impair the validity of any other provision of this Agreement and such void or unenforceable provision shall be severable from this Agreement.

15.                               Expenses

Except as set forth below, the Underwriters will be responsible for payment of all reasonable costs and expenses (the “Costs and Expenses”) incurred by the Underwriters, Goldcorp and Tahoe in connection with the Offering, including, without limitation: (i) all reasonable expenses of or incidental to the sale or distribution of the Purchased Shares and the filing of the Offering Documents, (ii) the reasonable costs and expense of the Underwriters’, Goldcorp’s and Tahoe’s legal counsels, and (iii) all actual and reasonable costs incurred in connection with the preparation of documentation relating to the Offering, including applicable taxes, equal to 0.25% of the gross proceeds of the Offering (the “Expense Cap”).  Any actual and accountable Costs and Expenses in excess of the Expense Cap will be payable by Goldcorp to the Underwriters, promptly upon receipt of invoices therefor from the Underwriters, or to Tahoe, promptly upon receipt of invoices therefor from Tahoe, each as applicable. In the event that actual Costs and Expenses are less than the Expense Cap, the amount of the shortfall, if any, shall be deducted from the Underwriting Fee.

Notwithstanding the above, Goldcorp will be responsible to Tahoe for all reasonable costs and expenses incurred by Tahoe in connection with the Offering, whether or not the transactions herein contemplated shall be completed, to the extent that such costs and expenses are not paid by the Underwriters as contemplated above.

If the Offering is not completed, other than by reason of default by one of the Underwriters, Goldcorp shall reimburse the Underwriters and Tahoe for all actual and accountable reasonable costs and expenses incurred or covered by them in connection with the Offering, and all actual and accountable reasonable fees and disbursements of the Underwriters’ legal counsel and legal counsel to Goldcorp and Tahoe, together with all related taxes.

Notwithstanding anything to the contrary contained herein, the Underwriters’ expenses payable by Goldcorp hereunder together with the Underwriting Fee shall not exceed 8% of the gross proceeds of the Offering.  Such reimbursements of expenses of the Underwriters will be payable upon a request for payment thereof by GMP.

16.                               Obligations and Rights to Purchase

(a)                                 Obligation of Underwriters to Purchase

The obligation of the Underwriters to purchase the Purchased Shares at the Closing Time shall be several (and not joint nor joint and several) and shall be limited to the percentage of the Purchased Shares set out opposite the name of the Underwriters respectively below:

GMP Securities L.P.	22.575%
BMO Nesbitt Burns Inc.	22.575%
CIBC World Markets Inc.	7.65%
HSBC Securities (Canada) Inc.	7.65%
RBC Dominion Securities Inc.	7.65%
Scotia Capital Inc.	7.65%
TD Securities Inc.	7.65%
Citigroup Global Markets Canada Inc.	1.60%
Credit Suisse Securities (Canada), Inc.	1.60%
Goldman Sachs Canada Inc.	1.60%
Laurentian Bank Securities Inc.	1.60%
Merrill Lynch Canada Inc.	1.60%
Morgan Stanley Canada Ltd.	1.60%
Beacon Securities Limited	1.00%
Canaccord Genuity Corp.	1.00%
Cormark Securities Inc.	1.00%
Dundee Securities Ltd.	1.00%
Macquarie Capital Markets Canada Ltd.	1.00%
Paradigm Capital Inc.	1.00%
Raymond James Ltd.	1.00%

Total	100%

In the event that any of the Underwriters fails to purchase at the Closing Time its applicable percentage of the total number of Purchased Shares, and the number of such Purchased Shares of its applicable percentage that such Underwriter fails to acquire is 10% or less of the aggregate number of Purchased Shares, then each of the non-defaulting Underwriters is obligated severally to purchase the Purchased Shares which the defaulting Underwriter fails to purchase, or a pro rata basis or as they may otherwise agree as between themselves.  Subject to the foregoing, in the event that any Underwriter does not purchase its applicable percentage of the Purchased Shares, the Underwriters which are not in default shall be entitled to terminate their obligations without liability.

(b)                                 Rights to Purchase of Other Underwriters

In the event that any of the Underwriters exercises its right of termination under Section 11 or fails to purchase its applicable percentage of the Purchased Shares, the other Underwriters shall have the right, but shall not be obligated, to purchase all of the percentage of the Purchased Shares which would otherwise have been purchased by such Underwriter (or a pro rata basis or as they may otherwise agree as between themselves) and Goldcorp may, but shall not be obligated to, sell less than all of the Purchased Shares. Goldcorp and the remaining Underwriters shall be entitled to terminate their respective obligations under this Agreement, in which event there shall be no further liability on the part of Goldcorp or the remaining Underwriters other than pursuant to Section 15.

17.                               Stabilization and Reduced Price

In connection with the distribution of the Purchased Shares, the Underwriters and members of their selling group (if any) may over allot or effect transactions which stabilize or maintain the market price of the common shares of Tahoe at levels other than those which might otherwise prevail in the open market or engage in such other activities as are set out in a Prospectus, in compliance with applicable securities laws and the rules and regulations of applicable stock exchanges and regulators. Those stabilizing transactions, if any, may be discontinued at any time at the sole discretion of the Underwriters.  The Underwriters may also offer the Purchased Shares at a lower price than the Purchase Price, subject to the conditions set out in a Prospectus.

18.                               Time

Time is of the essence in the performance of the parties’ respective obligations under this Agreement and the mere lapse of time shall have the effects contemplated hereunder and by law.

19.                               Governing Law

This Agreement shall be governed by and construed in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable in the Province of British Columbia. Any judicial proceeding brought against any of the parties to this Agreement with respect to any dispute arising out of this Agreement or any matter related hereto may be brought only in the courts of British Columbia, in the City of Vancouver, and by execution and delivery of this Agreement, each of the parties to this Agreement accepts for itself the exclusive jurisdiction in the aforesaid courts and irrevocably agrees to be bound by any judgment rendered thereby in connection with this Agreement.

20.                               Notice

Unless otherwise expressly provided in this Agreement, any notice or other communication to be given under this Agreement (a “notice”) shall be in writing addressed as follows:

If to Tahoe, addressed and sent to:

Tahoe Resources Inc.

5310 Kietzke Lane, Suite 200
Reno, Nevada
United States 89511

Attention:                                         Edie Hofmeister
Facsimile:                                         775-398-7020
Email:                                                            ehofmeister@tahoeresourcesinc.com

with a copy (which will not constitute notice) to:

McMillan LLP
1055 West Georgia Street
Vancouver, British Columbia
V6E 4N7

Attention:                                         Amandeep Sandhu
Facsimile:                                         604-893-2673
Email:                                                            amandeep.sandhu@mcmillan.ca

and to (such copy not to constitute notice):

Milbank, Tweed, Hadley & McCloy LLP

28 Liberty Street

New York, NY 10005

Attention:                                         Mark Mandel

Facsimile:                                         (212) 822-5026

Email:                                                            mmandel@Milbank.com

Attention:                                         Brett Nadritch

Facsimile:                                         (212) 822-5301

Email:                                                            bnadritch@Milbank.com

If to Goldcorp, addressed and sent to:

Goldcorp Inc.
Suite 3400 — 666 Burrard Street
Vancouver, British Columbia
V6C 2X8

Attention:                                         Russell Ball
Facsimile:                                         (604) 696-3001
Email:                                                            russell.ball@goldcorp.com

with a copy (which will not constitute notice) to:

Cassels Brock & Blackwell LLP
Suite 2200 — 885 West Georgia Street

Vancouver, British Columbia
V6C 3E8

Attention:                                         Paul Stein
Facsimile:                                         (416) 350-6949
Email:                                                            pstein@casselsbrock.com

If to Les Mines Opinaca Ltée, addressed and sent to:

Les Mines Opinaca Ltée c/o Goldcorp Inc.
Suite 3400 — 666 Burrard Street
Vancouver, British Columbia
V6C 2X8

Attention:                                         Russell Ball
Facsimile:                                         (604) 696-3001
Email:                                                            russell.ball@goldcorp.com

with a copy (which will not constitute notice) to:

Cassels Brock & Blackwell LLP
Suite 2200 — 885 West Georgia Street

Vancouver, British Columbia
V6C 3E8

Attention:                                         Paul Stein
Facsimile:                                         (416) 350-6949
Email:                                                            pstein@casselsbrock.com

If to the Underwriters, addressed and sent to:

GMP Securities L.P.
145 King Street West, Suite 300
Toronto, Ontario, M5H 2J8

Attention:                                         Doug Bell
Facsimile:                                         (416) 943-6160
Email to:                                              dbell@gmpsecurities.com

BMO Capital Markets
1 First Canadian Place
100 King Street West
Toronto, Ontario, M5X 1A1

Attention:                                         Jamie Rogers
Facsimile:                                         (604) 443-1408
Email to:                                              jamie.rogers@bmo.com

CIBC World Markets Inc.

12th Floor, 400 Burrard Street

Vancouver, British Columbia, V6C 3A6

Attention:                                         Sam Lee
Facsimile:                                         (604) 891-6330
Email to:                                              sam.lee@cibc.com

HSBC Securities (Canada) Inc.

70 York Street, 9th Floor

Toronto, Ontario, M5J 1S9

Attention:                                         Jay Lewis
Facsimile:                                         (416) 868-3060
Email to:                                              jay_lewis@hsbc.ca

RBC Dominion Securities Inc.

Royal Bank Plaza, PO Box 50

Toronto, Ontario, M5J 2W7

Attention:	David Shaver
Facsimile:	(416) 842-7555
Email to:	david.shaver@rbccm.com

Scotia Capital Inc.

650 West Georgia Street, 18th Floor

Vancouver, British Columbia, V6B 4N9

Attention:	Marcus Chalk
Email to:	marcus.chalk@scotiabank.com

TD Securities Inc.

Suite 1700 - 700 West Georgia Street

Vancouver, British Columbia, V7Y 1B6

Attention:	Jose Luis Martinez
Email to:	jose.luis.martinez@tdsecurities.com

Citigroup Global Markets Canada Inc.

Citigroup Global Markets

390 Greenwich Street, First Floor

New York, New York, 10013

Attention:	Grant Kernaghan
Email to:	grant.kernaghan@citi.com

Credit Suisse Securities (Canada) Inc.

1 First Canadian Place, Suite 2900

Toronto, Ontario, M5X 1C9

Attention:	Matthew Hind
Email to:	matthew.hind@credit-suisse.com

Goldman Sachs Canada Inc.

TD North Tower, 77 King Street West, Suite 3400

Toronto, Ontario, M5K 1B7

Attention:	Luke Gordon
Facsimile:	(416) 343-8824
Email to:	luke.gordon@gs.com

Merrill Lynch Canada Inc.

181 Bay Street, Suite 400

Toronto, Ontario, M5J 2V8

Attention:	John Griffith
Facsimile:	(416) 369-2793
Email to:	john.w.griffith@baml.com

Morgan Stanley Canada Limited

Brookfield Place, 181 Bay Street, Suite 3700

Toronto, Ontario, M5J 2T3

Attention:	Trevor Davis
Facsimile:	(416) 943-8660
Email to:	Trevor.Davis@morganstanley.com

Laurentian Bank Securities Inc.

130 Adelaide St. West

Toronto, Ontario, M5H 3P5

Attention:	Ryan Thomas
Email to:	thomasr@vmbl.ca

Beacon Securities Limited

66 Wellington St. West, Suite 4050

Toronto, Ontario, M5K 1H1

Attention:	Mario Maruzzo
Facsimile:	(416) 646-3379
Email to:	mmaruzzo@beaconsecurities.ca

Canaccord Genuity Corp.

609 Granville Street, Suite 2100

Vancouver, British Columbia, V7W 1V9

Attention:	Gunnar Eggertson
Facsimile:	(604) 331-1446
Email to:	geggertson@canaccordgenuity.com

Cormark Securities Inc.

200 Bay Street, Suite 2800

Toronto, Ontario, M5J 2J2

Attention:                                         Darren Wallace

Email to:                                              dwallace@cormark.com

Dundee Securities Ltd.

1 Adelaide St. East, Suite 2100

Toronto, Ontario, M5C 2V9

Attention:                                         Aaron Unger

Email to:                                              aunger@dundeesecurities.com

Macquarie Capital Markets Canada Ltd.

Suite 2400, Bentall 5, 550 Burrard Street

Vancouver, British Columbia, V6C 2B5

Attention:                                         David Cobbold
Facsimile:                                         (416) 848-3699
Email to:                                              david.cobbold@macquarie.com

Paradigm Capital Inc.

95 Wellington Street West, Suite 2101

Toronto, Ontario, M5J 2N7

Attention:                                         Bruno Kaiser

Email to:                                              bkaiser@paradigmcap.com

Raymond James Ltd.

40 King Street West, 54th Floor

Toronto, Ontario, M5H 3Y2

Attention:                                         John Willett

Email to:                                              John.willett@raymondjames.ca

with a copy (which will not constitute notice) to:

Stikeman Elliott LLP

Commerce Court West

199 Bay Street

Toronto Ontario

M5L 1B9

Attention:                                         Maurice Swan

Facsimile:                                         (416) 947-0866

and to (such copy not to constitute notice):

Skadden, Arps, Slate, Meagher & Flom LLP

222 Bay Street, Suite 1750

Toronto Ontario

M5K 1J5

Attention:                                         Riccardo A. Leofanti

Facsimile:                                         (416) 777-4783

or to such other address as any of the parties may designate by giving notice to the others in accordance with this section.

Each notice shall be personally delivered to the addressee or sent by fax or email to the addressee and:

(i)                                     a notice which is personally delivered shall, if delivered on a Business Day, be deemed to be given and received on that day and, in any other case, be deemed to be given and received on the first Business Day following the day on which it is delivered; and

(ii)                                  a notice which is sent by fax or email shall be deemed to be given and received on the first Business Day following the day on which it is sent.

21.                               Authority of Joint Book-Runners

The Joint Book-Runners are hereby authorized by the other Underwriters to act on their behalf and Tahoe and Goldcorp shall be entitled to and shall act on any notice given in accordance with Section 20 or agreement entered into by or on behalf of the Underwriters by the Joint Book-Runners, each which represents and warrants that it has irrevocable authority to bind the Underwriters, except in respect of any consent to a settlement pursuant to Section 12 and Section 13, which indemnification and contribution rights may be exercised by any of the Underwriters, a notice of termination pursuant to Section 11, which notice may be given by any of the Underwriters, or any waiver pursuant to section 11(a), which waiver must be signed by all of the Underwriters. The Joint Book-Runners shall consult where practical with the other Underwriters concerning any matter in respect of which they act as representative of the Underwriters.

22.                               No Fiduciary Relationship

Each of Tahoe and Goldcorp hereby acknowledges that the Underwriters are acting solely as underwriters in connection with the Offering.  Each of Tahoe and Goldcorp further acknowledges that the Underwriters are acting pursuant to a contractual relationship created solely by this Agreement entered into on an arm’s length basis, and in no event do the parties intend that the Underwriters act or be responsible as a fiduciary to Tahoe or Goldcorp, their respective management, shareholders or creditors or any other Person in connection with any activity that the Underwriters may undertake or have undertaken in furtherance of such purchase and sale of the Purchased Shares, either before or after the date hereof.  The Underwriters hereby expressly disclaim any fiduciary or similar obligations to Tahoe or Goldcorp, either in connection with the transactions contemplated by this Agreement or any matters leading up to such transactions, and each of Tahoe and Goldcorp hereby confirms its understanding and agreement to that effect.  Tahoe and the Underwriters agree and Goldcorp and the Underwriters agree that they are each responsible for making their own independent judgments with respect to any such transactions and that any opinions or views expressed by the Underwriters to Tahoe or Goldcorp, as the case may be, regarding such transactions, including, but not limited to, any opinions or views with respect to the price or market for the Purchased Shares do not constitute advice or recommendations to Tahoe or Goldcorp.  Tahoe, Goldcorp and the Underwriters agree that the Underwriters are acting as principal and not the agent or fiduciary of Tahoe or Goldcorp and no Underwriter has assumed, and no Underwriter will assume, any advisory responsibility in favour of Tahoe or Goldcorp with respect to the transactions contemplated hereby or the process leading thereto (irrespective of whether any Underwriter has advised or is currently advising Tahoe or Goldcorp on other matters).  Each of Tahoe and Goldcorp hereby waives and releases, to the fullest extent permitted by law, any claims that Tahoe or Goldcorp, as the case may be, may have against the Underwriters with respect to any breach or alleged breach of any fiduciary, advisory or similar duty to Tahoe or Goldcorp, as applicable, in connection with the transactions contemplated by this Agreement or any matters leading up to such transactions.

23.                               Enurement

This Agreement shall enure to the benefit of and be binding upon the parties and their respective successors (including any successor by reason of amalgamation of any party).

24.                               Entire Agreement

This Agreement constitutes the entire agreement between the parties hereto in respect of the matters referred to herein and there are no representations, warranties, covenants or agreements, expressed or implied, collateral hereto other than as expressly set forth or referred to herein and this Agreement supersedes any previous agreements, arrangements or understandings among the parties, other than those provisions of the offer letter dated June 15, 2015 among the Joint Book-Runners, Goldcorp and Tahoe, which by their terms survive the termination of such letter.

25.                               Exchange Recognition

Each of GMP Securities L.P., CIBC World Markets Inc., Scotia Capital Inc., and TD Securities Inc., or affiliates thereof, owns or controls an equity interest in TMX Group Limited (“TMX Group”) and has a nominee director serving on the TMX Group’s board of directors. As such, each such investing dealer may be considered to have an economic interest in the listing of securities on any exchange owned or operated by TMX Group, including the TSX, the TSX Venture Exchange and the Alpha Exchange.  No Person is required to obtain products or services from TMX Group or its affiliates as a condition of any such dealer supplying or continuing to supply a product or service.

26.                               Counterparts

This Agreement may be executed by the parties to this Agreement in any number of counterparts and may be executed and delivered by facsimile or PDF and all such counterparts and facsimiles or PDFs shall together constitute one and the same agreement.

[Remainder of page left intentionally blank.]

Yours very truly,

GMP SECURITIES L.P.

By:	/s/ Douglas Bell
Name: Douglas Bell
Title: Vice Chairman, Investment Banking

BMO NESBITT BURNS INC.

By:	/s/ Jamie Rogers
Name: Jamie Rogers
Title: Managing Director

CIBC WORLD MARKETS INC.

By:	/s/ Sam Lee
Name: Sam Lee
Title: Managing Director

HSBC SECURITIES (CANADA) INC.

By:	/s/ Jay Lewis
Name: Jay Lewis
Title: Managing Director

RBC DOMINION SECURITIES INC.

By:	/s/ David Shaver
Name: David Shaver
Title: Managing Director

SCOTIA CAPITAL INC.

By:	/s/ Marcus Chalk
	Name:	Marcus Chalk
	Title:	Managing Director

TD SECURITIES INC.

By:	/s/ Jose Luis Martinez
	Name:	Jose Luis Martinez
	Title:	Director

CITIGROUP GLOBAL MARKETS CANADA INC.

By:	/s/ John Hastings
	Name:	John Hastings
	Title:	Managing Director

CREDIT SUISSE SECURITIES (CANADA), INC.

By:	/s/ Matthew Hind
	Name:	Matthew Hind
	Title:	Managing Director, Investment Banking

GOLDMAN SACHS CANADA INC.

By:	/s/ Luke Gordon
	Name:	Luke Gordon
	Title:	Managing Director and Head of Canadian Execution

LAURENTIAN BANK SECURITIES INC.

By:	/s/ Ryan Thomas
	Name:	Ryan Thomas
	Title:	Director, Investment Banking

By:	/s/ Thomas Berky
	Name:	Thomas Berky
	Title:	Vice-President and Director

MERRILL LYNCH CANADA INC.

By:	/s/ John Griffith
	Name:	John Griffith
	Title:	Managing Director

MORGAN STANLEY CANADA LTD.

By:	/s/ Trevor Davis
	Name:	Trevor Davis
	Title:	Executive Director

BEACON SECURITIES LIMITED

By:	/s/ Mario Maruzzo
	Name:	Mario Maruzzo
	Title:	Director, Investment Banking

CANACCORD GENUITY CORP.

By:	/s/ Gunnar Eggertson
	Name:	Gunnar Eggertson
	Title:	Managing Director

CORMARK SECURITIES INC.

By:	/s/ Darren Wallace
	Name:	Darren Wallace
	Title:	Managing Director

DUNDEE SECURITIES LTD.

By:	/s/ Aaron Unger
	Name:	Aaron Unger
	Title:	Managing Director, ECM

MACQUARIE CAPITAL MARKETS CANADA LTD.

By:	/s/ David Cobbold
	Name:	David Cobbold
	Title:	Managing Director, Head of Mining

By:	/s/ Scott Speed
	Name:	Scott Speed
	Title:	Senior Vice President

PARADIGM CAPITAL INC.

By:	/s/ Bruno Kaiser
	Name:	Bruno Kaiser
	Title:	Partner, Investment Banking — Metals & Mining Group

RAYMOND JAMES LTD.

By:	/s/ John Willett
	Name:	John Willett
	Title:	Managing Director

The foregoing offer is accepted and agreed to as of the date first above written.

GOLDCORP INC.

By:	/s/ Charles Jeannes
	Name:	Charles Jeannes
	Title:	President and Chief Executive Officer

LES MINES OPINACA LTÉE

By:	/s/ Lindsay Hall
	Name:	Lindsay Hall
	Title:	Director

TAHOE RESOURCES INC.

By:	/s/ Alex Black
	Name:	Alex Black
	Title:	Chief Executive Officer

SCHEDULE “A”

Material Subsidiaries

Name of Subsidiary	Percent Ownership

Escobal Resources Holdings Limited	100%

Tahoe Resources USA Inc.	100%

Minera San Rafael, S.A.	100%

Tahoe Swiss A.G.	100%

Rio Alto Mining Limited	100%

Mexican Silver (Guernsey) Limited	100%

La Arena SA	99.9%

Shahuindo Gold Limited	100%

Shahuindo SAC	99.9%

Subsidiaries

Name of Subsidiary	Percent Ownership

Rio Alto Insurance Ltd.	100%

Rio Alto SAC	99.99%

Sulliden Capital SA	99.40%

Sulliden Minerals SA	100%

Empressa de Transmission de Cajabamba SAC	99.95%

Minera Sulliden Peru SAC	99.99%

Empressa de Energia Yamobamba SAC	99.99%

SCHEDULE “B”

Form of U.S. Legal Opinion

(a)                                 The Registration Statement was filed on [•], 2015, was amended on [•], 2015 and on [•], 2015 and became effective upon its filing with the SEC at [•] [a.m. / p.m.] (New York City time) on [•], 2015 pursuant to Rule 467(a) under the U.S. Securities Act; and no order suspending the effectiveness of the Registration Statement has been issued and no proceeding for that purpose or pursuant to Section 8A of the U.S. Securities Act against the Corporation or in connection with the Offering is pending or, to the knowledge of such counsel, threatened by the SEC.

(b)                                 The Registration Statement, at the time it became effective, and the U.S. Final Prospectus, as of its date, appear on their face to be appropriately responsive in all material respects to the requirements of the U.S. Securities Act (in each case other than the financial statements, financial statement schedules and other financial data included or incorporated by reference in or omitted from either of them, as to which such counsel need express no opinion); and the Form F-X, as of its date, appears on its face to be appropriately responsive in all material respects to the requirements of the U.S. Securities Act.

(c)                                  The execution, delivery and performance by the Corporation of this Agreement, the compliance by the Corporation with the terms thereof, the issuance and sale of the Purchased Shares being delivered on the Closing Date and the consummation of the transactions contemplated by this Agreement will not result in the violation of any applicable United States federal or New York state law, statute, rule or regulation, in each case which in such counsel’s experience are normally applicable to the transactions of the type contemplated by this Agreement (except that such counsel need express no opinion with respect to state securities laws, statutes, rules or regulations or the anti-fraud provisions of the securities laws of any applicable jurisdiction) or, to the best of such counsel’s knowledge, any judgment, order or regulation of any United States federal or New York state court, arbitrator or governmental or regulatory authority set forth in Schedule A to such counsel’s opinion.

(d)                                 No consent, approval, authorization, order, registration or qualification of or with any United States federal or New York state court, arbitrator or governmental or regulatory authority is required for the execution, delivery and performance by the Corporation of this Agreement, the compliance by the Corporation with the terms hereof, the issuance and sale of the Purchased Shares being delivered on the Closing Date, and the consummation of the transactions contemplated by this Agreement, except for the registration of the Purchased Shares under the U.S. Securities Act and such consents, approvals, authorizations, orders and registrations or qualifications as may be required under applicable state securities laws in connection with the purchase and distribution of the Purchased Shares by the Underwriters or as may be required to be obtained from FINRA.

(e)                                  The statements in the U.S. Final Prospectus under the heading [“Certain United States Federal Income Tax Considerations”], insofar as such statements constitute summaries of legal matters referred to therein, fairly summarize the matters referred to therein.

(f)                                   The Corporation is not required to be registered as an investment company under the Investment Company Act of 1940, as amended.

2